UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

CADENCE PHARMACEUTICALS, INC.

(Name of Subject Company)

CADENCE PHARMACEUTICALS, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

12738T100

(CUSIP Number of Class of Securities)

Theodore R. Schroeder

President and Chief Executive Officer

Cadence Pharmaceuticals, Inc.

12481 High Bluff Drive, Suite 200

San Diego, California 92130

(858) 436-1400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Charles K. Ruck

Cheston J. Larson

Matthew T. Bush

Latham & Watkins LLP

12670 High Bluff Drive

San Diego, California 92130

(858) 523-5400

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Annex I	Opinion of Lazard Frères & Co. LLC
Annex II	Opinion of Centerview Partners LLC
Annex III	Section 262 of the Delaware General Corporation Law

i

Item 1. Subject Company Information.

Name and Address.

The name of the subject company is Cadence Pharmaceuticals, Inc., a Delaware corporation (the “Company”). The address of the Company’s principal executive office is 12481 High Bluff Drive, Suite 200, San Diego, California 92130. The telephone number of the Company’s principal executive office is (858) 436-1400.

Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits attached hereto, this “Schedule 14D-9”) relates is the Company’s common stock, par value $0.0001 per share (the “Common Stock”). As of February 21, 2014, there were 89,183,960 shares of Common Stock outstanding.

Item 2. Identity and Background of Filing Person.

Name and Address.

The name, address and telephone number of the Company, which is the person filing this Schedule 14D-9 and the subject company, are set forth in Item 1 above under the heading “Name and Address.”

Tender Offer.

This Schedule 14D-9 relates to the tender offer by Madison Merger Sub Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Mallinckrodt plc, an Irish public limited company (“Parent” or “Mallinckrodt”), to purchase any and all of the issued and outstanding shares of Common Stock (the “Shares”), at a purchase price of $14.00 per Share (the “Offer Price”), net to the seller thereof in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 19, 2014 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the Securities and Exchange Commission (the “SEC”) on February 19, 2014. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2), respectively, hereto and are incorporated by reference herein.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of February 10, 2014, by and among Parent, Purchaser and the Company (the “Merger Agreement”). The Merger Agreement provides that, among other things, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the General Corporation Law of the State of Delaware, as amended (the “DGCL”), Purchaser will be merged with and into the Company (the “Merger”). Following the consummation of the Merger, the Company will continue as the surviving corporation (the “Surviving Corporation”) as an indirect wholly owned subsidiary of Parent. The Merger will be governed by Section 251(h) of the DGCL, which provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the acquired corporation that would otherwise be required to approve a merger for the acquired corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the acquired corporation. Accordingly, if Purchaser consummates the Offer, the Merger Agreement contemplates that the parties will effect the closing of the Merger without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL.

The Merger Agreement includes a remedy of specific performance and is not subject to a financing condition. The obligation of Purchaser to purchase the Shares validly tendered pursuant to the Offer and not validly withdrawn prior to the expiration of the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including (i) that there shall have been validly tendered and not validly withdrawn a number of Shares that, when added to the Shares then owned by Parent and its subsidiaries, represents one more Share than 50% of the total number of Shares outstanding at the time of the expiration of the Offer, (ii) the expiration or termination of applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (iii) the accuracy of the representations and warranties and compliance with covenants contained in the Merger Agreement, (iv) the absence of any law, order, injunction or decree by any government, court or other governmental entity that would make illegal or otherwise prohibit the Offer or the Merger, (v) there not having been a material adverse effect with respect to the Company, (vi) the delivery of certain audited and unaudited financial statements, and (vii) other customary conditions.

At the effective time of the Merger (the “Effective Time”), by virtue of the Merger and without any action on the part of the holders of any Shares, each outstanding Share, other than any Shares owned by Parent, Purchaser or any wholly owned subsidiary of Parent or held in the treasury of the Company, or any stockholders who are entitled to and who properly exercise appraisal rights under Delaware law, will be canceled and converted into the right to receive an amount in cash equal to the Offer Price. In addition, (i) effective as of immediately prior to the Effective Time, each outstanding Company stock option will fully vest and automatically be canceled and terminated as of the Effective Time and the holder thereof will be entitled to receive an amount in cash, without interest and less the amount of any tax withholding, equal to the product of (A) the number of Shares underlying such option multiplied by (B) the excess, if any, of the Offer Price over the exercise price per Share of such option, (ii) effective as of immediately prior to the Effective Time, each outstanding Company restricted stock unit, other than any Company restricted stock unit issued or awarded on or after January 1, 2014 (collectively, the “Specified Restricted Stock Units”), will fully vest and the restrictions thereon will lapse, and each such restricted stock unit will be canceled and converted into the right to receive an amount in cash, without interest and less the amount of any tax withholding, equal to the product of (A) the Offer Price multiplied by (B) the number of Shares underlying such restricted stock unit, and (iii) at the Effective Time, each outstanding Specified Restricted Stock Unit will be canceled and converted into an award (a “Converted Award”) representing the right to receive an amount in cash equal to the product of (A) the Offer Price multiplied by (B) the number of Shares underlying such Specified Restricted Stock Unit. Each Converted Award shall continue to vest and be settled in cash in accordance with the terms of the applicable Specified Restricted Stock Unit award agreement, subject to accelerated vesting under certain circumstances, including in the event of the holder’s death or disability or an involuntary termination of employment that would otherwise qualify the holder to severance under any employment or severance plan or agreement to which the holder is a party or in which the holder is eligible to participate as of the date of grant. The foregoing treatment of the Specified Restricted Stock Unit Awards will supersede any more favorable vesting provisions in the Company’s equity plan or any employment or severance plan or agreement to which the holder is a party or in which the holder is eligible to participate (including the executive employment agreements). The Merger Agreement is summarized in the Offer to Purchase in Section 11 under the heading “The Merger Agreement; Other Agreements.” The summary of the Merger Agreement set forth in the Offer to Purchase and any summary of provisions of the Merger Agreement set forth herein do not purport to be complete and each is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference. The expiration date of the Offer is 12:00 midnight, New York City time, at the end of the day on March 18, 2014, subject to extension in certain circumstances set forth in the Merger Agreement and described in the Offer to Purchase.

Parent has formed Purchaser for the purpose of effecting the Offer and the Merger. The Offer to Purchase states that Parent’s principal executive offices are located at Damastown, Mulhuddart, Dublin 15, Ireland. Its telephone number at this location is +353 (1) 880-8180. Parent’s U.S. headquarters, which is also Purchaser’s business address, is located at 675 James S. McDonnell Boulevard, Hazelwood, Missouri 63042. The telephone number at this location is (314) 654-2000.

The Company has made information relating to the Offer available online at www.cadencepharm.com and the Company has filed this Schedule 14D-9 and Parent and Purchaser have filed the Schedule TO with the SEC, and these documents are available free of charge at the website maintained by the SEC at www.sec.gov.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except set forth in this Schedule 14D-9 or as otherwise incorporated herein by reference, as of the date of this Schedule 14D-9, to the knowledge of the Company, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates, on the one hand, and (i) its executive officers, directors or affiliates, or (ii) Parent or Purchaser or their respective executive officers, directors or affiliates, on the other hand.

Arrangements with Purchaser and Parent.

Merger Agreement

The summary of the Merger Agreement and the description of the conditions to the Offer contained in the Offer to Purchase are incorporated by reference herein. Such summary and description are qualified in their entirety by reference to the Merger Agreement.

The Merger Agreement has been included to provide investors and stockholders with information regarding the terms of the agreement. It is not intended to provide any other factual information about Parent, Purchaser or the Company. The representations, warranties and covenants contained in the Merger Agreement were made only as of specified dates for the purposes of such agreement, were solely for the benefit of the parties to such agreement and may be subject to qualifications and limitations agreed upon by such parties. In particular, in reviewing the representations, warranties and covenants contained in the Merger Agreement and discussed in the foregoing description, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purpose of allocating risk between the parties, rather than establishing matters as facts. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC, and in some cases were qualified by disclosures set forth in a confidential disclosure letter that was provided by the Company to Parent but is not filed with the SEC as part of the Merger Agreement. Investors and stockholders are not third-party beneficiaries under the Merger Agreement. Accordingly, investors and stockholders should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures.

Confidentiality Agreement

On December 6, 2013, the Company and Parent entered into a confidentiality agreement (the “Confidentiality Agreement”), pursuant to which, among other things, Parent and its affiliates agreed, subject to certain exceptions, to keep confidential certain non-public information about the Company in connection with the consideration of a possible transaction with the Company. The summary of the Confidentiality Agreement contained in the Offer to Purchase in Section 11 under the heading “The Merger Agreement; Other Agreements—The Confidentiality Agreement” is incorporated by reference herein.

Tender and Support Agreement

On February 10, 2014, Parent, Purchaser and certain directors and an officer of the Company and certain other beneficial owners of Shares entered into a tender and support agreement (the “Tender and Support Agreement”), pursuant to which each such person or entity agreed, among other things, to tender his, her or its Shares pursuant to the Offer. The summary of the Tender and Support Agreement contained in the Offer to Purchase in Section 11 under the heading “The Merger Agreement; Other Agreements—Support Agreement” is incorporated by reference herein. Such summary does not purport to be complete and is qualified in its entirety by reference to the Tender and Support Agreement, a copy of which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Arrangements with Current Executive Officers and Directors of the Company.

The Company’s executive officers and the members of the board of directors of the Company (the “Company Board”) may be deemed to have certain interests in the Offer and the Merger and related transactions that may be different from or in addition to those of the Company’s stockholders generally. The Company Board was aware of those interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and related transactions.

Consideration for Shares Tendered Pursuant to the Offer

If the directors and executive officers of the Company who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same Offer Price on the same terms and conditions as the other stockholders of the Company. As of February 21, 2014, the directors and executive officers of the Company and their affiliates beneficially owned in the aggregate 25,542,508 Shares, which for purposes of this subsection excludes any Shares issuable upon exercise or settlement of Company Stock Options and Company RSUs (each, as defined below) held by such individuals. If the directors and executive officers and their affiliates were to tender all of such Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, the directors and executive officers and their affiliates would receive an aggregate of $357,595,112 in cash, without interest, less any required withholding taxes. For a description of the treatment of Company Stock Options and Company RSUs held by the directors and executive officers of the Company, see below under the heading “Effect of the Merger on Stock Awards.”

The following table sets forth, as of February 21, 2014, the cash consideration that each executive officer and director and his or her affiliates would be entitled to receive in respect of outstanding Shares beneficially owned by him, her or it (excluding shares underlying Company Stock Options and Company RSUs), assuming such individual or his or her affiliate were to tender all of his, her or its outstanding Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser.

Name	Number of Shares		Consideration Payable in Respect of Shares
Executive Officers
Theodore R. Schroeder	320,164		$4,482,296
Hazel M. Aker	3,745		52,430
Scott A. Byrd	2,000		28,000
William R. LaRue	16,000		224,000
Malcolm Lloyd-Smith	2,332		32,648
Non-Employee Directors
Brian G. Atwood	5,007,068	(1)	70,098,952	(1)
Cam L. Garner	1,027,483		14,384,762
Christopher J. Twomey	60,000		840,000
Samuel L. Barker, Ph.D.	20,000		280,000
James C. Blair, Ph.D.	10,442,531	(2)	146,195,434	(2)
Laureen DeBuono	—		—
Michael L. Eagle	—		—
Alan D. Frazier	8,613,185	(3)	120,584,590	(3)
Stephen L. Newman, M.D.	—		—
Todd W. Rich, M.D.	10,000		140,000

(1)

Includes 3,220,948 Shares owned by Versant Venture Capital II, L.P., 61,124 Shares owned by Versant Affiliates Fund II-A, L.P., 28,787 Shares owned by Versant Side Fund II, L.P., 1,685,591 Shares owned by Versant Venture Capital IV, L.P. and 10,618 Shares owned by Versant Side Fund IV, L.P. Versant Ventures II, LLC is the general partner of, and shares voting and dispositive power over the Shares held by,

Versant Venture Capital II, L.P., Versant Affiliates Fund II-A, L.P. and Versant Side Fund II, L.P. Versant Ventures II, LLC disclaims beneficial ownership of these Shares, except to the extent of its pecuniary interest therein. Versant Ventures IV, LLC is the general partner of, and shares voting and dispositive power over the Shares held by, Versant Venture Capital IV, L.P. and Versant Side Fund IV, L.P. Versant Ventures IV, LLC disclaims beneficial ownership of these Shares, except to the extent of its pecuniary interest therein. Mr. Atwood is a managing director of Versant Ventures II, LLC and Versant Ventures IV, LLC. Mr. Atwood disclaims beneficial ownership of these Shares, except to the extent of his pecuniary interest therein.
(2)	Includes 7,313,241 Shares owned by Domain Partners VI, L.P., 78,369 Shares owned by DP VI Associates, L.P., 27,500 Shares owned by Domain Associates, L.L.C., 2,972,678 Shares owned by Domain Partners VII, L.P. and 50,743 Shares owned by DP VII Associates, L.P. Dr. Blair is a managing member of Domain Associates, L.L.C., and a managing member of One Palmer Square Associates VI, L.L.C. and One Palmer Square Associates VII, L.L.C. One Palmer Square Associates VI, L.L.C. is the general partner of Domain Partners VI, L.P. and DP VI Associates, L.P. One Palmer Square Associates VII, L.L.C., is the general partner of Domain Partners VII, L.P. and DP VII Associates, L.P. Dr. Blair disclaims beneficial ownership of these Shares except to the extent of his pecuniary interest therein.
(3)	Includes 4,796,711 Shares owned by Frazier Healthcare V, L.P. and 3,816,474 Shares owned by Frazier Healthcare VI, L.P. The voting and disposition of the Shares held by Frazier Healthcare V, L.P. is determined by FHM V, L.L.C., which is the general partner of FHM V, L.P., which is the general partner of Frazier Healthcare V, L.P. The voting and disposition of the Shares held by Frazier Healthcare VI, L.P. is determined by FHM VI, L.L.C., which is the general partner of FHM VI, L.P., which is the general partner of Frazier Healthcare VI, L.P. Mr. Frazier is a managing member of FHM V, L.L.C. and FHM VI, L.L.C. Mr. Frazier disclaims beneficial ownership of these Shares except to the extent of his pecuniary interest therein.

Merger Agreement

Effect of the Merger on Stock Awards

Stock Options. As of February 21, 2014, Company directors and executive officers held options to purchase 6,729,132 Shares granted under the Company’s 2004 Equity Incentive Award Plan and the 2010 Amendment and Restatement of the Company’s 2006 Equity Incentive Award Plan (collectively, the “Company Stock Plans”).

Pursuant to the Merger Agreement, effective as of immediately prior to the Effective Time, each outstanding option to purchase Shares (each, a “Company Stock Option”) will fully vest and automatically be canceled and terminated as of the Effective Time and the holder thereof will be entitled to receive an amount in cash, without interest and less the amount of any tax withholding, equal to the product of (A) the number of shares of common stock of the Company underlying such Company Stock Option multiplied by (B) the excess, if any, of the Offer Price over the exercise price per share of such Company Stock Option (the “Option Payment Amount”). The Option Payment Amount will be paid, without interest, within five business days following the closing date of the Merger (the “Closing Date”).

The table below sets forth information regarding the Company Stock Options held by each of the Company’s executive officers and directors as of February 21, 2014.

Name	Number of Vested Company Stock Options Held	Consideration Payable in Respect of Vested Company Stock Options	Number of Unvested Company Stock Options Held	Consideration Payable in Respect of Unvested Company Stock Options	Total Consideration Payable in Respect of Company Stock Options
Executive Officers
Theodore R. Schroeder	1,870,425	$15,928,764	939,584	$7,297,391	$23,226,155
Hazel M. Aker	583,208	2,545,197	231,564	2,059,861	4,605,058
Scott A. Byrd	431,542	1,909,097	191,772	1,684,937	3,594,034
William R. LaRue	609,177	4,685,613	228,022	1,998,022	6,683,635
Malcolm Lloyd-Smith	489,774	2,744,662	189,064	1,662,854	4,407,516
Non-Employee Directors
Brian G. Atwood	121,666	914,037	8,334	56,588	970,625
Cam L. Garner	96,666	625,637	8,334	56,588	682,225
Christopher J. Twomey	96,666	625,637	8,334	56,588	682,225
Samuel L. Barker, Ph.D.	121,666	895,637	8,334	56,588	952,225
James C. Blair, Ph.D.	96,666	625,637	8,334	56,588	682,225
Laureen DeBuono	6,250	51,625	31,250	258,125	309,750
Michael L. Eagle	71,666	482,512	8,334	56,588	539,100
Alan D. Frazier	121,666	914,037	8,334	56,588	970,625
Stephen L. Newman, M.D.	11,458	98,539	26,042	223,961	322,500
Todd W. Rich, M.D.	96,666	610,762	8,334	56,588	667,350

Restricted Stock Units. As of February 21, 2014, Company executive officers held an aggregate of 795,000 restricted stock units granted under the Company Stock Plans (the “Company RSUs”). All of the Company RSUs held by the executive officers were granted after January 1, 2014. The Company RSUs were granted as part of the annual process of the compensation committee of the Company Board for determining 2014 annual stock award grants, 2013 annual bonus determinations and 2014 base salary adjustments for employees of the Company. In order to address annual stock award grants for the employees of the Company before a formal sale process began, the compensation committee of the Company Board approved the allocation of stock awards at its regularly scheduled meeting on January 9, 2014. The Company Board approved the allocation of Company RSUs at its regularly scheduled meeting on January 23, 2014, but did not formally grant the Company RSUs pending the on-going discussions with Parent. The Company RSUs were granted on February 10, 2014 following discussions with Parent.

Pursuant to the Merger Agreement, at the Effective Time, each outstanding Company RSU held by the executive officers will be canceled and converted into an award (a “Converted Award”) representing the right to receive an amount in cash equal to the product of (A) the Offer Price multiplied by (B) the number of Shares underlying such Company RSU. Each Converted Award shall continue to vest and be settled in cash in accordance with the terms of the applicable award agreement, subject to vesting on the first to occur of (1) September 11, 2014, (2) the executive officer’s death or permanent disability (as defined in the executive’s employment agreement as in effect on the date of grant), or (3) the executive officer’s involuntary termination without cause or resignation for good reason (each as defined in the executive’s employment agreement as in effect on the date of grant). The foregoing treatment of the Company RSUs held by the executive officers following the Effective Time will supersede any more favorable vesting provisions in the Company Stock Plans or the executive employment agreements, as described below.

The table below sets forth information regarding the Company RSUs held by each of the Company’s executive officers and directors as of February 21, 2014.

Name	Number of Company RSUs Held	Consideration Payable in Respect of Company RSUs(1)
Executive Officers
Theodore R. Schroeder	400,000	$5,600,000
Hazel M. Aker	120,000	1,680,000
Scott A. Byrd	100,000	1,400,000
William R. LaRue	100,000	1,400,000
Malcolm Lloyd-Smith	75,000	1,050,000
Non-Employee Directors
Brian G. Atwood	—	—
Cam L. Garner	—	—
Christopher J. Twomey	—	—
Samuel L. Barker, Ph.D.	—	—
James C. Blair, Ph.D.	—	—
Laureen DeBuono	—	—
Michael L. Eagle	—	—
Alan D. Frazier	—	—
Stephen L. Newman, M.D.	—	—
Todd W. Rich, M.D.	—	—

(1)	Assumes that the executive officer fully vests in his or her Converted Award following the Effective Time.

Continuing Employees

The Merger Agreement provides that, until the 12-month anniversary of the Closing Date, Parent will provide each employee of the Company who continues to be employed by Parent, the Surviving Corporation or any subsidiary of Parent with (i) the same level of base salary or hourly wage rate, as applicable, and incentive compensation targets (excluding equity compensation) that were provided to such employee immediately prior to the Effective Time, and (ii) other compensation and employee benefits (excluding equity compensation) that are no less favorable in the aggregate than those provided to such employee immediately prior to the Effective Time; however, Parent will be under no obligation to retain any employee or group of employees of the Company or its subsidiary.

The Merger Agreement further provides that for purposes of eligibility, vesting, and benefit accrual (solely for purposes of determining accrual of vacation and paid time off) under the employee benefit plans, programs and arrangements maintained by Parent and its subsidiaries (including, after the Closing Date, the Surviving Corporation) that provide benefits to a to any continuing employee, Parent will cause each such plan, program or arrangement to treat the prior service with the Company and its affiliates of each Company Employee (to the same extent such service is recognized under existing analogous plans, programs or arrangements of the Company prior to the Closing Date) as service rendered to Parent for all purposes (but not for purposes of benefit accrual with respect to any defined benefit pension plan or to the extent such service credit would result in a duplication of benefits for the same period of service.

The Merger Agreement further provides that Parent will use commercially reasonable efforts (a) to cause continuing employees to be immediately eligible to participate in Parent benefit plans to the extent the plan replaces coverage under a comparable Company benefit plan in which the employee participated prior to the Effective Time, and (b) for purposes of Parent health plans, to cause certain requirements under the Parent benefit plans to be waived with respect to continuing employees to the extent such limitations were waived or satisfied under the comparable Company benefit plan, and certain expenses incurred by the continuing employee in the plan year prior to the Effective Time to be taken into account under the Parent benefit plans for purposes of satisfying deductible, co-insurance, co-payment and maximum out-of-pocket requirements.

Employment Agreements

The Company has entered into employment agreements with each of its executive officers, which address its executive officers’ duties and responsibilities and specify the amounts payable to such executive officers in connection with certain terminations or change in control events. All of the employment agreements with the Company’s executive officers contain substantially similar terms.

The employment agreements provide each executive officer with certain severance benefits in the event his or her employment is terminated by the Company other than for “cause” or if the executive officer resigns with “good reason” (as such terms are defined in the employment agreements). Specifically, if such termination occurs within three months prior to or within 12 months following a change of control (provided that, if the executive’s termination precedes the consummation of a change in control, the change of control must occur no later than March 1 of the calendar year immediately following the year in which the termination occurs) each executive will receive: (a) any accrued but unpaid base salary as of the date of termination, (b) a lump sum cash payment equal to the executive’s annual base salary, (c) a lump sum cash payment equal to the executive’s prorated annual bonus (an amount equal to the bonus awarded for the fiscal year prior to the date of termination, annualized to the extent the executive was not employed for the entire fiscal year prior to the date of termination; or if the executive has not received a bonus because he or she was not employed for a sufficient time, the target annual bonus for the fiscal year in which the date of termination occurs), (d) 12 months of healthcare insurance benefit continuation coverage at the Company’s expense, (e) a lump-sum payment sufficient to pay the premiums for life insurance benefits coverage for 12 months, and (f) a maximum of $15,000 towards outplacement services. The cash severance benefits will be paid within 10 days following the effective date of the executive’s release of claims, as described below (or, if such termination precedes a change in control, within 10 days following the date of the change in control). If such termination occurs more than three months prior to a change of control or more than 12 months following a change of control, each executive will receive the benefits described in the first sentence of this paragraph, less the prorated annual bonus.

The employment agreements provide that, in the event an executive’s employment is terminated by us other than for cause or as a result of the executive’s death or permanent disability, or if the executive resigns for good reason, that portion of the executive’s stock awards, and any unvested shares issued upon the exercise of such stock awards, which would have vested if the executive had remained employed for an additional 12 months following the date of termination will immediately vest on the date of termination. In addition, if an executive’s employment is terminated by us other than for cause or if an executive resigns for good reason within three months prior to or 12 months following a change of control, all of the executive’s remaining unvested stock awards, and any unvested shares issued upon the exercise of such stock awards, will immediately vest on the later of (1) the date of termination or (2) the date of the change of control. This accelerated vesting is in addition to any accelerated vesting provided generally under the Company Stock Plans.

Apart from termination, the employment agreements also provide that, in connection with a change in control of the Company, 50% of the executive’s unvested stock awards, and any unvested shares issued upon the exercise of such stock awards, will immediately become vested. This accelerated vesting supersedes any less favorable accelerated vesting provided under the Company Stock Plans. However, as described above, pursuant to the terms of the Merger Agreement, any outstanding Company Stock Option that is not exercised prior to the Effective Time will be canceled, terminated and automatically converted at the Effective Time into the right to receive the Option Payment Amount. In addition, notwithstanding the terms of the Company Stock Plans and the executive employment agreements, the Company RSUs held by the executive officers will be treated as described above under “—Merger Agreement—Effect of the Merger on Stock Awards—Restricted Stock Units.” Each of the employment agreements also provides that payments under each employment agreement may be delayed to the extent necessary to avoid adverse tax consequences for the affected executive officer under Section 409A of the Code, as well as condition the receipt of post-termination payments and benefits on the executive’s execution and nonrevocation of a general release of claims.

The employment agreements also include standard noncompetition, non-solicitation and nondisclosure covenants on the part of the executives. During the term of each executive’s employment with the Company, the employment agreements provide that he or she may not compete with the Company’s business in any manner, except that an executive may own insignificant equity positions in publicly traded companies so long as the executive does not control such company. During the term of each executive’s employment with the Company and for any period during which he or she is receiving severance, the employment agreements provide that he or she may not solicit the Company’s employees or consultants. The employment agreements also reaffirm the executives’ obligations under the Company’s standard employee proprietary information and inventions agreement to which each executive is a party.

The employment agreements do not provide for any type of tax “gross up” or similar reimbursement obligation by the Company in respect of “golden parachute” or any other taxes to which any of the executive officers may become subject.

The foregoing descriptions of the employment agreements do not purport to be complete and are qualified in their entirety by reference to the agreements, including the form of amendment thereto, filed as Exhibits (e)(3) through (e)(14) to this Schedule 14D-9, which are incorporated herein by reference.

Named Executive Officer Golden Parachute Compensation

If the Offer is completed in accordance with the terms of the Merger Agreement, the consummation of the Offer will constitute a “change in control” under the terms of the employment agreements with the Company’s executive officers. The table below describes the estimated potential payments to each of the Company’s named executive officers under the terms of their employment agreements. The amounts shown reflect only the additional payments or benefits that the individual would have received upon the occurrence of the executive’s termination by the Company other than for “cause” or the executive’s resignation with “good reason,” each within three months prior to or within 12 months following a change in control of the Company (the “Triggering Event”); they do not include the value of payments or benefits that would have been earned, or any amounts associated with equity awards that would vest pursuant to their terms on or prior to the initial expiration date of the Offer, absent the Triggering Event. For purposes of calculating the potential payments set forth in the table below, the Company has assumed that (i) the initial expiration date of the Offer and the date of termination is February 21, 2014, and (ii) the stock price was $14.00 per share, which is the Offer Price. The amounts shown in the table are estimates only, as the actual amounts that may be paid upon an individual’s termination of employment can only be determined at the actual time of such termination.

Name	Cash(1)	Equity(2)	Perquisites/ Benefits(3)	Total Value
Theodore R. Schroeder	$634,840	$12,897,391	$47,477	$13,579,708
Hazel M. Aker	379,124	3,739,861	51,603	4,170,588
Scott A. Byrd.	383,238	3,084,937	42,430	3,510,605
William R. LaRue	380,113	3,398,022	61,308	3,839,443
Malcolm Lloyd-Smith	351,829	2,712,854	47,477	3,112,160

(1)	The amount listed in the column represents a lump sum payment equal to (i) 12 months of additional salary based on the salary in effect as of February 21, 2014 and (ii) an amount equal to the executive’s annual bonus for the year prior to the date of termination, prorated for the period from January 1, 2014 through February 21, 2014. These cash payments are double-trigger benefits in that they will be paid only if the executive officer experiences a qualifying termination of employment following the Effective Time.

The base salary and 2013 annual bonus for each named executive officer is as follows:

Name	Base Salary	2013 Annual Bonus	Prorated Annual Bonus for Severance Purposes
Theodore R. Schroeder	$560,040	$525,038	$74,800
Hazel M. Aker	352,741	185,189	26,383
Scott A. Byrd	357,992	177,206	25,246
William R. LaRue	355,073	175,761	25,040
Malcolm Lloyd-Smith	329,222	158,685	22,607

(2)	The amount listed in this column represents the value of the unvested and accelerated Company Stock Options and Company RSUs held by the named executive officers as follows:

Name	Number of Unvested Company Stock Options Subject to Acceleration	Value of Accelerated Company Stock Option Vesting(a)	Number of Unvested Company RSUs Subject to Acceleration	Value of Accelerated Company RSU Vesting(b)	Total Value of Unvested Equity Acceleration
Theodore R. Schroeder	939,584	$7,297,391	400,000	$5,600,000	$12,897,391
Hazel M. Aker	231,564	2,059,861	120,000	1,680,000	3,739,861
Scott A. Byrd	191,772	1,684,937	100,000	1,400,000	3,084,937
William R. LaRue	228,022	1,998,022	100,000	1,400,000	3,398,022
Malcolm Lloyd-Smith	189,064	1,662,854	75,000	1,050,000	2,712,854

(a)	The value of the unvested and accelerated Company Stock Options is the difference between the Offer Price of $14.00 per share and the exercise price of the option, multiplied by the number of unvested shares underlying such options as of February 21, 2014, consistent with the methodology applied under SEC Regulation M-A Item 1011(b) and Regulation S-K Item 402(t)(2). The acceleration of outstanding unvested Company Stock Options is a single-trigger benefit that will be paid without regard to whether there is a termination of the executive officer’s employment.
(b)	The value of the unvested and accelerated Company RSUs is the Offer Price of $14.00 per share multiplied by the number of unvested shares underlying such Company RSUs as of February 21, 2014, consistent with the methodology applied under SEC Regulation M-A Item 1011(b) and Regulation S-K Item 402(t)(2). The acceleration of outstanding unvested Company RSUs will be a double-trigger benefit and assumes the executive fully vests in his or her Converted Award following the Effective Time.
(3)	Consists of outplacement services in the amount of $15,000 for each executive plus health, dental, vision and life insurance coverage for a period of 12 months following the date of termination. The value is based upon the type of insurance coverage the Company carried for each named executive officer as of February 21, 2014 and is valued at the premiums in effect on February 21, 2014. These benefits are double-trigger benefits in that they will be paid only if the executive officer experiences a qualifying termination of employment following the Effective Time.

Director Compensation

The Company compensates its non-employee directors for their service on the Company Board, but does not pay director fees to directors who are employees of the Company. Non-employee members of the Company Board receive a combination of cash compensation, in the form of annual retainers, and equity incentive compensation, in the form of stock option awards, for their service on the Company Board.

Cash Compensation

Non-employee directors are eligible to receive the following cash compensation:

•	each director receives an annual retainer of $40,000 (which amount was increased, effective November 21, 2013, to $45,000);

•	the chairman of the Company Board receives an additional annual retainer of $60,000;

•	an additional annual retainer is paid to the non-employee director serving as (1) the chairman of the audit committee in an amount equal to $25,000, (2) the chairman of the compensation committee in an amount equal to $15,000, and (3) the chairman of the nominating/corporate governance committee in an amount equal to $10,000;

•	audit, compensation and nominating/corporate governance committee members (other than the committee chairmen) receive an additional annual retainer equal to $10,000 for audit committee members, $7,500 for compensation committee members and $5,000 for nominating/corporate governance committee members.

Fees are paid to the non-employee directors in four equal quarterly installments. In addition, the Company provides reimbursement to the non-employee directors for their reasonable expenses incurred in attending meetings of the Company Board and committees of the Company Board.

For the 2014 fiscal year, each non-employee director is entitled to receive the same amounts of cash compensation as described above.

Equity Compensation

Any non-employee director when first elected or appointed to the Company Board is granted a non-qualified option to purchase 37,500 shares of the Company’s common stock on the date of his or her initial election or appointment. In addition, on the date of each annual meeting of the Company’s stockholders, each non-employee director is eligible to receive a non-qualified option to purchase an additional 25,000 shares of the Company’s common stock. Such options have an exercise price per share equal to the fair market value of the Company’s common stock on the date of grant.

The initial options granted to non-employee directors described above will vest in 36 equal monthly installments on the first day of each calendar month subsequent to the date of grant, subject to the director’s continuing service on the Company Board on those dates. The annual options granted to non-employee directors described above will vest in twelve equal monthly installments on the first day of each calendar month subsequent to the date of grant, subject to the director’s continuing service on the Company Board on those dates. The term of each option granted to non-employee directors is ten years.

Please see the section above entitled “Effect of the Merger on Stock Awards” for more information on the treatment of equity held by directors in the Merger.

Director and Officer Indemnification and Insurance

Section 102(b)(7) of the DGCL allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend, approved a stock repurchase in violation of Delaware law, or engaged in a transaction from which the director derived an improper personal benefit. The Company has included in its amended and restated certificate of incorporation (as amended, the “Charter”) a provision to limit or eliminate the personal liability of its directors to the fullest extent permitted by the DGCL, as it now exists or may in the future be amended.

Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his or her conduct was unlawful. The Company has included in its Charter and its amended and restated bylaws (as amended, the “Bylaws”) provisions that permit the Company to provide the foregoing indemnification to the fullest extent permitted under Delaware law. In addition, the Company may advance expenses incurred in connection with any such proceeding upon a receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that the director or officer is not entitled to be indemnified by the Company.

Pursuant to authorization by the Company Board, the Company has entered into indemnification agreements (“Indemnification Agreements”) with its directors and officers. These indemnification agreements may require the Company, among other things, to indemnify its directors and officers against liabilities that may arise by reason of their status or activities as directors or officers, other than liabilities arising on account of conduct which constitutes a breach of such person’s duty of loyalty to the Company or its stockholders or is an act or omission not in good faith or which involves intentional misconduct or a knowing violation of the law. These indemnification agreements also may require the Company to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified. This summary of the Indemnification Agreements does not purport to be complete and is qualified in its entirety by reference to the Indemnification Agreements, the form of which is filed as Exhibit (e)(15) hereto, and is incorporated herein by reference.

The Merger Agreement provides for indemnification and insurance rights in favor of the Company’s current and former directors and officers, who we refer to as “indemnitees.” Specifically, Parent and Purchaser have agreed that all rights to indemnification, exculpation and advancement of expenses in favor of indemnitees as provided in the Charter or Bylaws or under any agreement filed as an exhibit to specified SEC filings of the Company or listed on the confidential disclosure letter provided by the Company to Parent with respect to all matters occurring prior to or at the Effective Time will survive the Offer closing and the Merger and will continue in full force and effect in accordance with their respective terms.

From and after the Effective Time, the Surviving Corporation has agreed to be maintained in effect for a period of six years after the Effective Time, in respect of acts or omissions occurring prior to or at the Effective Time, policies of directors’ and officers’ liability insurance covering the persons currently covered by the Company’s existing directors’ and officers’ liability insurance policies in an amount and scope at least as favorable as the Company’s policies existing on the date hereof; however, neither Parent nor the Surviving Corporation will be required to pay an aggregate annual premium for such insurance policies in excess of 300% of the annual premium paid by the Company for coverage for its last full fiscal year for such insurance. In lieu of the foregoing, Parent or the Surviving Corporation may purchase a six-year “tail” prepaid policy on the directors’ and officers’ liability insurance policies on terms and conditions no less favorable than the directors’ and officers’ liability insurance policies in effect on the date of the Merger Agreement (with the maximum aggregate annual premium for such insurance policies for any such year not to be in excess of the maximum aggregate annual premium contemplated by the preceding sentence).

Item 4. The Solicitation or Recommendation.

Recommendation of the Company Board.

At a meeting of the Company Board held on February 10, 2014, the Company Board unanimously: (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and fair to, and in the best interests of, the Company and its stockholders, (ii) approved the

Merger Agreement and the transactions contemplated thereby and declared that the Merger Agreement, the Offer, the Merger and the transactions contemplated by the Merger Agreement are advisable and (iii) resolved to recommend that the Company’s stockholders accept the Offer and tender all of their Shares pursuant to the Offer.

Accordingly, and for the other reasons described in more detail below, the Company Board hereby recommends that the Company’s stockholders accept the Offer and tender all of their Shares pursuant to the Offer.

A copy of the letter to the Company’s stockholders communicating the Company Board’s recommendation is filed as Exhibit (a)(10) to this Schedule 14D-9 and is incorporated herein by reference.

Background and Reasons for the Company Board’s Recommendation.

Background of the Offer

The Company Board and management continually evaluate the Company’s business and financial plans. As part of this evaluation, the Company Board and management also periodically consider strategic alternatives to maximize value to the Company’s stockholders.

The Company has had a long-standing relationship with Lazard Frères & Co. LLC (“Lazard”), whereby Lazard provides financial advice and acts as financial advisor to the Company in connection with potential strategic transactions. The Company’s initial engagement letter with Lazard was entered into in September 2010 and has been extended by the Company and Lazard for a current term expiring in November 2014.

On July 8, 2013, the Chief Executive Officer of a sizeable pharmaceutical company (“Party A”) expressed possible interest in acquiring the Company in a meeting with Theodore Schroeder, President and Chief Executive Officer of the Company.

On August 19, 2013, the Company and Party A entered into a confidentiality agreement, which included a standstill provision that terminated upon the execution of the Merger Agreement.

Throughout August 2013, members of management of the Company and Party A held a series of calls and an in-person meeting in San Diego, California to share diligence information on each company’s performance and future growth prospects. Both parties acknowledged that there were a number of challenges to completing a transaction revolving primarily around the uncertainty of certain intellectual property matters of the Company. After the discussions, the representatives of the Company and Party A determined not to pursue further discussions at that time.

On November 11, 2013, Mark Trudeau, President and Chief Executive Officer of Mallinckrodt, contacted Mr. Schroeder by telephone, expressing an interest in a possible all-cash acquisition of the Company by Mallinckrodt. Mr. Schroeder indicated that the Company was open to having discussions with Mallinckrodt regarding a potential transaction.

On November 14, 2013, the Company announced that the United States District Court for the District of Delaware had ruled in favor of the Company in the patent infringement lawsuit brought by the Company and its licensor, SCR Pharmatop S.A., against Exela Pharma Sciences, LLC, Exela PharmaSci, Inc. and Exela Holdings, Inc. (collectively, “Exela”). The Court rejected Exela’s claims that the patents covering OFIRMEV® (acetaminophen) injection (U.S Patent Nos. 6,028,222 and 6,992,218) were invalid and found that Exela’s Abbreviated New Drug Applications for a generic version of the product infringed both of these patents.

On November 18, 2013, Gary Phillips, Senior Vice President and Chief Strategy Officer of Mallinckrodt, and Mr. Schroeder held an introductory call to discuss due diligence as the next step in the possible acquisition of the Company by Mallinckrodt.

On November 21, 2013, the Company Board held a meeting with members of management present. At this meeting, members of management discussed the initial expressions of interest of a possible acquisition of the Company by Mallinckrodt and Party A with the Company Board. The Company Board agreed to continue discussions at the next Company Board meeting.

On December 6, 2013, the Company and Mallinckrodt entered into a confidentiality agreement, which included a standstill provision.

On December 12, 2013, Mr. Schroeder and the Chief Executive Officer of Party A held a call to discuss Party A’s continuing interest in a possible strategic transaction. Because of the relative size of Party A to the Company, the Chief Executive Officer of Party A had indicated that any offer would contain a significant stock component as part of the consideration. Mr. Schroeder expressed the desire of the Company Board for a substantial upfront cash component for stockholders to maximize stockholder value and minimize potential risks associated with Party A’s stock. Both parties agreed to meet at the upcoming JP Morgan Healthcare Conference in January 2014.

On December 18, 2013, the Company’s management team met with Mr. Trudeau and other representatives of Mallinckrodt in Chicago, Illinois to provide Mallinckrodt with a business presentation on the Company and to further discuss the possibility of an acquisition of the Company by Mallinckrodt.

As a result of the expressions of interest and developments in the Exela litigation, the Company Board and management discussed that a potential sale process may be in the best interests of the Company. The Company Board and management believed that a strategic transaction may be in the best interests of stockholders due to the risks involved in continuing to grow revenues and maintain sales of the Company’s single currently marketed product, maintaining patent coverage for its single commercial product, and competing in a highly-regulated industry and the Company’s target markets.

On December 20, 2013, the Company Board held a telephonic meeting to discuss potential strategic transactions. Representatives of Lazard and Latham & Watkins LLP were present, as were members of the Company’s management. Representatives of Lazard discussed strategic considerations and alternatives, including a possible sale of the Company and remaining independent, and representatives of Latham & Watkins reviewed with the Company Board key principles related to its fiduciary duties in the context of a potential sale of the Company. The Company Board determined to retain Centerview Partners LLC (“Centerview”) as an additional financial advisor, in light of its expertise with respect to the pharmaceutical industry generally, to provide co-financial advisory services in connection with the Company Board’s consideration of potential strategic alternatives. The Company signed an engagement letter with Centerview on January 7, 2014. The Company Board authorized management to continue discussions with Party A and Mallinckrodt. In order to gauge preliminary interest in a possible strategic transaction, the Company Board also authorized management to schedule meetings with other companies at the upcoming JP Morgan Healthcare Conference in early January 2014. The Company Board also agreed to discuss at its regularly-scheduled meeting on January 23, 2014 whether to commence a formal process to solicit interest in a potential acquisition of the Company.

On January 9, 2014, Mr. Schroeder called Mr. Trudeau to inform Mr. Trudeau that other parties might be interested in acquiring the Company and the Company would want to seek the highest and best price in any acquisition. Mr. Schroeder indicated that he expected that the valuation that Mallinckrodt would propose would be of paramount concern to the Company Board in its effort to maximize shareholder value. Mr. Schroeder also indicated that the Company Board would view Mallinckrodt’s ability to complete due diligence and sign a definitive agreement quickly and the certainty of closing the transaction to be important factors in evaluating the proposal as well.

On January 10, 2014, in a follow-up telephone call, Mr. Trudeau indicated that Mallinckrodt was considering an all-cash transaction to acquire all of the common stock of the Company at a price representing an approximate 20% to 30% premium to the Company’s 30-day average closing stock price (a range of approximately $11.25 to $12.25 at that time), but wanted to proceed on an exclusive basis given the high premium that Mallinckrodt would be offering. During this call, Mr. Schroeder told Mr. Trudeau that he would discuss Mallinckrodt’s proposal with the Company Board, and Mr. Schroeder and Mr. Trudeau discussed the factors that the Company Board would consider in evaluating the offer including the premium above trading price, fundamental values, market premiums, speed and certainty.

From January 13 through 15, 2014, management of the Company met with six pharmaceutical companies, in addition to Mallinckrodt, while at the JP Morgan Healthcare Conference in San Francisco, California to provide an update on the Company and determine interest in a possible acquisition of the Company. One of these meetings was with representatives of Party A on January 13, 2014, where the representatives of the Company and Party A again discussed the merits of a possible transaction. At the meeting, Mr. Schroeder emphasized the Company’s desire for a transaction with substantial cash consideration. Party A agreed to begin work on how to finance an all-cash transaction. Mr. Schroeder encouraged Party A to provide an indication of value and a proposed structure prior to the Company’s next regularly-scheduled Board meeting on January 23, 2014. The other pharmaceutical companies did not contact the Company following these meetings to express an interest in a possible strategic acquisition.

On January 14, 2014, in connection with the JP Morgan Healthcare Conference, Mr. Schroeder, Mr. Trudeau and other members of management of both the Company and Mallinckrodt met in person to further discuss intellectual property and other commercial due diligence matters. Mr. Trudeau informed Mr. Schroeder that Mallinckrodt had retained Deutsche Bank Securities Inc. (“Deutsche Bank”) as its financial advisor.

On January 17, 2014, in a telephone call, Mr. Trudeau indicated to Mr. Schroeder that Mallinckrodt was willing to acquire the Company for a price of $14.00 per share in cash and that the offer would not include a financing contingency. In response to a request for a period of exclusive negotiations, Mr. Schroeder explained that the Company would not consider any exclusivity agreement. That same day, Mr. Trudeau sent to Mr. Schroeder a written non-binding proposal to purchase 100% of the equity interests of the Company at a price of $14.00 per share in cash. The letter indicated that the proposal was conditioned on the Company agreeing to engage in exclusive negotiations for a period of 30 days. The non-binding proposal was also accompanied by a separate letter from Deutsche Bank stating that it was highly confident in its ability to arrange financing for Mallinckrodt for the proposed transaction. The closing price reported on the Nasdaq Global Select Market for the Company’s common stock on January 17, 2014 was $11.73 per share.

On January 20, 2014, the Company Board held a telephonic meeting with representatives of Lazard, Centerview and Latham & Watkins and members of management to discuss the events leading up to the proposed offer from Mallinckrodt, the interest expressed by Party A, and the other discussions held at the JP Morgan Healthcare Conference with likely competing buyers. Representatives of Latham & Watkins reviewed with the Company Board key principles related to its fiduciary duties pertaining to interest in strategic transactions expressed by third parties. Representatives of Lazard and Centerview reviewed a preliminary financial analysis with the Company Board and discussed their view that at that time there was a low likelihood of any other potential parties identified by Lazard or Centerview having the ability or willingness to offer $14.00 per share or more based on their assessment of discounted cash flows, comparable company analysis and their knowledge of the industry and such other players. In a lengthy discussion, the Company Board expressed its desire for a higher price and emphasized the value of speed of the transaction process relative to upcoming business events, such as pending litigation and key intellectual property matters. The Company Board also discussed the importance of certainty of closing of any publicly-announced transaction, as well as the significance of terms permitting other potential buyers to propose superior terms. After the discussion, the Company Board instructed Lazard and Centerview to communicate to Deutsche Bank that the Company Board was committed to maximizing shareholder value and would engage in discussions regarding a potential strategic transaction provided that the timing and the terms of the transaction were likely to maximize shareholder value. Accordingly, management and the financial advisors were instructed to seek a higher price, to inform

Mallinckrodt that the Company was not willing to grant exclusivity, and to inform Mallinckrodt that timing to signing a definitive agreement and closing certainty were critically important. In light of the value of the Mallinckrodt offer, which the Company Board concluded was preemptive, based, among other things, on the advice of the Company’s advisors, the Company Board concluded that it would be willing to postpone any formal process to solicit offers to acquire the Company if Mallinckrodt would increase its offer to $15 per share. The Company Board instructed management to cooperate with Mallinckrodt’s due diligence inquiries regarding the Company.

On January 21, 2014, representatives of Lazard and Centerview held a telephonic meeting with representatives of Deutsche Bank during which Lazard and Centerview communicated that if Mallinckrodt was willing to increase its proposed price to $15.00 per share, the Company Board was inclined to delay affirmatively soliciting third parties with respect to the sale of the Company during a brief due diligence and negotiation process. However, the representatives of Lazard and Centerview indicated that Company would need to respond to unsolicited inquiries concerning potential strategic transactions from any other parties that may occur in the interim. At the direction of the Company Board, Lazard and Centerview also communicated that Mallinckrodt could begin its due diligence process.

Also on January 21, 2013, representatives of Latham & Watkins and Wachtell, Lipton, Rosen & Katz (“Wachtell Lipton”), counsel to Mallinckrodt, held a telephonic meeting to discuss key terms around the termination fee, deal price and an inquiry of selected parties through the Company’s financial advisors to assess and invite interest in an acquisition of the Company, or “market check.” That same day, Mallinckrodt was granted access to a virtual data room that contained business and financial information regarding the Company, and Mallinckrodt began conducting a detailed due diligence review of nonpublic information relating to the Company’s business.

On January 22, 2014, the Chief Executive Officer of Party A called Mr. Schroeder and conveyed that Party A was considering an offer at a premium above the Company’s current trading price, but that Party A’s stock would have to be a significant component of the offer and that the transaction would be contingent on approval of Party A’s shareholders. The Chief Executive Officer of Party A indicated that he had Party A’s board of directors’ approval to proceed and had engaged a financial advisor. The Chief Executive Officer of Party A would not indicate a proposed value and indicated that he was not yet in a position to present a written offer. Mr. Schroeder responded that the Company had received an attractive proposal from another party and that Party A would need to move quickly and provide a more specific, aggressive offer with a focus on cash consideration prior to the upcoming Company Board meeting on January 23, 2014.

On January 22, 2014, Mr. Trudeau contacted Mr. Schroeder by telephone and suggested during this conversation that Mallinckrodt might be willing to bridge the $14.00—$15.00 price gap between the two parties by paying $14.00 per share in cash plus a contingent value right with a value of approximately $1.00 per share. Mr. Schroeder responded that he would discuss the offer with the Company Board.

On January 23, 2014, the Chief Executive Officer of Party A left a voicemail with Mr. Schroeder reiterating Party A’s interest in a possible transaction without more specific details.

On January 23, 2014, the Company Board held a regularly-scheduled meeting at the Company’s headquarters in San Diego, California, with representatives of Lazard, Centerview and Latham & Watkins as well as members of management, to discuss the proposed offer from Mallinckrodt, the interest expressed by Party A, and the other discussions held at the JP Morgan Healthcare Conference with other third parties. Representatives of Lazard and Centerview reviewed a preliminary financial analysis of the Company with the Company Board and again discussed with the Company Board their views that at that time there was a low likelihood that any other identified potential parties would offer more than $14.00 per share based on their assessment of discounted cash flows, comparable company analysis and their knowledge of the industry and such other players. Representatives of Lazard and Centerview also discussed with the Company Board the likelihood that if any interested party was willing to make an offer in excess of Mallinckrodt’s offer after the signing and public announcement of a transaction with Mallinckrodt, such party would not be deterred by the provisions of a definitive acquisition agreement if it provides for a low termination fee and an appropriate “fiduciary out,” which would permit the Company Board to change a recommendation and terminate the merger agreement if failing to do so would be inconsistent with its fiduciary duties. The Company Board discussed the status of negotiations with Mallinckrodt and expressed its desire for a higher price, speed to signing a definitive agreement, closing certainty and appropriate opportunity for third parties to offer a higher price. In light of the status of the negotiations with Mallinckrodt, the discussions held earlier in the month with a number of other potential strategic parties, and the advice from the Company’s advisors. among other things , the Company Board agreed to defer a process to contact third parties regarding a potential strategic transaction in exchange for a low termination fee and a fiduciary out designed to permit other potential buyers to propose superior terms for consideration by the Company’s stockholders.

Following the Company Board’s meeting on January 23, 2014, Mr. Schroeder contacted Mr. Trudeau by telephone communicating a counter-offer of $14.50 per share, with an additional $0.50 per share contingent payment on a near-term milestone. Mr. Schroeder also communicated to Mr. Trudeau that the Company would work with Mallinckrodt to complete its due diligence and the negotiation of the merger agreement for a potential announcement on February 6, 2014, and that in exchange for a low termination fee and appropriate fiduciary out provisions relating to superior proposals, the Company would not make outbound calls to third parties but would continue to respond to any inbound calls from interested parties while the Company and Mallinckrodt continued their negotiations. Mr. Trudeau reiterated Mallinckrodt’s firm position that given the very significant premium that Mallinckrodt was offering, Mallinckrodt would not continue negotiating with the Company unless the Company agreed not to conduct a pre-signing market check. Mr. Trudeau further indicated that Mallinckrodt would not accept a “go-shop” in the merger agreement but would be reasonable with respect to other terms important to the Company.

On January 27, 2014, Wachtell Lipton and Latham & Watkins exchanged drafts of a merger agreement. The Latham & Watkins draft proposed, among other things, a more limited “match period” for Mallinckrodt in response to a superior alternative proposal than Wachtell Lipton’s initial draft. The Wachtell Lipton draft proposed a Company termination fee equal to 3% of the equity value of the proposed transaction. In addition, the Wachtell Lipton draft proposed that Mallinckrodt would not be required to consummate a transaction until completion of a “marketing period” for Mallinckrodt’s debt financing and if Mallinckrodt failed to obtain the proceeds of the committed debt financing for the proposed transaction, Mallinckrodt would be required to pay the Company a “reverse termination fee” equal to 4% of the equity value of the proposed transaction but the Company could not specifically enforce Mallinckrodt’s obligation to consummate the transaction.

Also on January 31, 2014, New York City time, Latham & Watkins sent a revised draft merger agreement to Wachtell Lipton with proposals on the rights of Mallinckrodt to match any potential alternative acquisition proposal, the size of the termination fee, specific performance remedies for breach by Mallinckrodt and marketing periods in connection with Mallinckrodt’s financing efforts to support the acquisition. Representatives of Latham & Watkins communicated to representatives of Wachtell Lipton that deal certainty was of paramount importance to the Company, and therefore the Company Board would not agree to any conditionality in any way related to Mallinckrodt’s ability to obtain the proceeds of its proposed debt financing for the transaction, irrespective of whether Mallinckrodt was willing to pay a high reverse termination fee to the Company.

On January 31, 2014, the Company Board held a telephonic meeting with representatives of Lazard, Centerview and Latham & Watkins and members of management present. Representatives of Lazard and Centerview reviewed for the Company Board their recent discussions with Deutsche Bank and reviewed a financial analysis of the most recent offer by Mallinckrodt. Representatives of Latham & Watkins reviewed the ongoing merger agreement negotiations. In light of the value of the Mallinckrodt offer, the agreement on a low termination fee and appropriate fiduciary out provisions relating to superior proposals, the Company Board concluded to continue to refrain from making outbound calls to third parties, but instructed management to respond to any inbound calls from interested parties, including Party A, while the Company and Mallinckrodt continued their negotiations. The Company Board also instructed management and Latham & Watkins to continue to work with Mallinckrodt’s representatives to seek to promptly complete all additional diligence activities and merger agreement negotiations.

On February 2, 2014, Mr. Schroeder received an e-mail from the Chief Executive Officer of Party A requesting information on the Company’s process for seeking proposals for a possible acquisition. Mr. Schroeder requested that Party A send a letter with a clear statement of value and structure of a potential deal.

On February 2, 2014, Mr. Trudeau called Mr. Schroeder to discuss Mallinckrodt’s initial due diligence findings and an updated valuation of the Company. Based on these due diligence matters, Mr. Trudeau communicated a revised offer of $13.00 per share in cash plus a contingent value right that would potentially pay an additional $2.00 per share to the Company’s stockholders in several years. Following this conversation, representatives of Deutsche Bank provided representatives of Lazard and Centerview with a summary of the terms of the contingent value right that Mallinckrodt was prepared to offer.

On February 3, 2014, Mr. Schroeder and Mr. Trudeau continued to discuss Mallinckrodt’s revised offer. Mr. Schroeder told Mr. Trudeau that the Company was willing to proceed with a transaction with Mallinckrodt only if Mallinckrodt would agree to pay $14.00 per share in cash, without any contingent consideration, but that in order to do so, the Company would require a very low termination fee, in the range of 1.5% to 2.0% of the equity value of the proposed transaction and otherwise generally favorable “deal protection” provisions in the merger agreement. In addition, Mr. Schroeder stressed that the Company Board was unwilling to accept any financing contingencies. Later in the day, Mr. Trudeau called Mr. Schroeder to say that Mallinckrodt was prepared to proceed with the proposed transaction for $14.00 per share in cash, without any contingent consideration.

On February 3, 2014, the Company Board held a telephonic meeting with representatives of Lazard, Centerview and Latham & Watkins and members of management present. Mr. Schroeder provided an update of recent discussions with Mallinckrodt indicating that Mallinckrodt had further revised its offer to a price of $14.00 per share in cash with a termination fee equal to 1.5% to 2.0% of the equity value of the proposed transaction. Representatives of Lazard and Centerview discussed a financial analysis of the offer and the low likelihood, even at the reduced amount, that any other identified potential parties would be able or willing to offer more than $14.00 per share and that if any party were interested in making an offer in excess of $14.00 per share, such party would likely be willing to make such an offer after the signing and public announcement of a transaction with Mallinckrodt. In light of the value of the Mallinckrodt offer, the agreement on a low termination fee and appropriate fiduciary out provisions relating to superior proposals, the Company Board concluded to continue to refrain from making outbound calls to third parties, but instructed management to respond to any inbound calls from interested parties, including Party A while the Company and Mallinckrodt continued their negotiations. Representatives of Latham & Watkins provided an update regarding unresolved transaction documentation issues. The representatives of Latham & Watkins described negotiations concerning a closing condition relating to Mallinckrodt’s requirements of the Company in connection with debt financing, specific performance requirements of Mallinckrodt, and the scope of Mallinckrodt’s ability to match any competing proposals. After lengthy discussions regarding Mallinckrodt’s revised proposal, the Company Board instructed management and Latham & Watkins to continue to move forward to seek to finalize the transaction.

Between February 3, 2014 and February 5, 2014, representatives of Latham & Watkins and Wachtell Lipton negotiated various provisions of the draft merger agreement, including the non-solicitation provisions applicable to the Company and its representatives after signing of the definitive merger agreement, matching rights of Mallinckrodt with respect to any competing proposals, termination fee provisions and provisions relating to debt financing, including the terms of a marketing period for Mallinckrodt’s debt financing.

On February 5, 2014, Mr. Schroeder contacted the Chief Executive Officer of Party A by telephone to follow up on their February 2 email exchange and to request a proposal specifying value and structure of a potential transaction. Party A did not provide any information regarding value or structure on the call and never submitted anything in writing as requested.

In the afternoon on February 5, 2014, Wachtell Lipton sent a revised draft merger agreement to Latham & Watkins which proposed, among other things, a termination fee equal to 2% of the equity value of the proposed transaction. Wachtell Lipton also sent an initial draft of a tender and support agreement and proposed to have the Company’s largest stockholders (with ownership in excess of 30% of the Company’s outstanding common stock) enter into tender and support agreements committing them to tender shares in the aggregate 14.9% of the Company’s total outstanding shares in a tender offer from Mallinckrodt or its subsidiary.

In the early morning on February 7, 2014, Latham & Watkins sent a revised draft of the merger agreement to Wachtell Lipton which reduced the termination fee to 1.5% of the equity value of the proposed transaction. The revised draft also deleted the unlimited extensions of Mallinckrodt’s period to match alternative superior acquisition proposals and required a waiting period before Mallinckrodt could commence the tender offer, designed to enhance the ability of competing buyers to propose superior offers after the announcement of the transaction between the Company and Mallinckrodt.

In the afternoon on February 7, 2014, Hazel Aker, Senior Vice President, General Counsel and Secretary of the Company, distributed various materials to the Company Board, including a summary of the key terms in the draft merger agreement, a list of open issues on the merger agreement and tender and support agreement and the draft agreements themselves, and Lazard and Centerview distributed materials to the Company Board relating to their financial analysis.

Later in the day on February 7, 2014, the Company Board held a telephonic meeting to discuss the proposed transaction further with Company management and representatives of Lazard, Centerview and Latham & Watkins present. Representatives of Latham & Watkins reviewed with the Company Board key principles related to its fiduciary duties with respect to the proposed acquisition of the Company by Mallinckrodt and led a discussion with members of management on the sale process. Next, representatives of Lazard and Centerview reviewed with the Company Board their preliminary financial analysis of the Company, including with respect to the implied transaction multiples and premiums, the Company’s share price performance and various forecasts and financial analyses. The representatives of Lazard and Centerview discussed with the Company Board the likelihood that other potential buyers would have time to make a competing offer under the 20 business day timing of a tender offer (even without a delay in the timing of the launch of a tender offer), Mallinckrodt’s financing plans and current financing market conditions. The Company Board then discussed whether Lazard and Centerview should affirmatively pursue other potential buyers in light of the current offer of $14.00 and the delayed timing. The representatives of Lazard and Centerview reiterated that no other party had expressed interest in a competing transaction despite earlier discussions, including the parties contacted in connection with the JP Morgan Healthcare Conference, and that there was a low likelihood that another buyer would be able to or willing to meet or exceed the $14.00 per share offer price. The representatives of Lazard and Centerview reviewed the low termination fee and other deal protection provisions, including procedural requirements for competing proposals, which were designed to allow interested buyers to make competing offers on a timely basis. Following this discussion, the Company Board agreed to further delay any outbound calls to other potential bidders to allow Mallinckrodt the opportunity to finalize a transaction. Following that discussion, representatives of Latham & Watkins reviewed key terms of the draft merger agreement and tender and support agreement, including various deal protection measures and key aspects of Mallinckrodt’s proposed financing, which had been circulated to the Company Board, and summarized the remaining open issues thereunder. Representatives of Latham & Watkins also provided the Company Board with a review of antitrust considerations related to the proposed transaction and issues under the contract relating to Mallinckrodt’s obligations to take actions to satisfy regulatory authorities. The Company Board then extensively discussed strategic alternatives, including the state of the Company and its current business plans as well as the pros and cons of the proposed transaction relative to other strategic alternatives. The Company Board instructed management and Latham & Watkins to continue to move forward to seek to finalize the transaction.

Between February 8 and February 10, 2014, Latham & Watkins and Wachtell Lipton negotiated various terms relating to closing certainty, Mallinckrodt’s ability to respond to superior proposals, timing of the transaction and the financing for the transaction. Following extensive negotiation, Mallinckrodt agreed to accept the Company’s proposal for a termination fee equal to 1.5% of the equity value of the proposed transaction, that matching rights would not be limited but the period of time to respond to a subsequent offer would be shorter than the initial match right, that Mallinckrodt would not be permitted to commence the tender offer until at least five business days after the public announcement of the execution of the merger agreement and, instead of a broad “marketing period” condition, the Company would only be required to deliver to Mallinckrodt certain clearly identified financial information. The parties also agreed on an appropriate level of efforts that would be required of Mallinckrodt to obtain antitrust approval and on a reasonable period of time between the execution of the merger agreement and the outside date (potentially up to seven months) in order to provide sufficient time in the event that antitrust approval took longer than anticipated.

Later in the day on February 10, 2014, the Company Board held a telephonic meeting, with Company management and representatives of Lazard, Centerview and Latham & Watkins present. Representatives of Latham & Watkins summarized changes in the final merger agreement, and commented on the updated draft financing commitment letter provided to Mallinckrodt by Deutsche Bank, both of which had been circulated prior to the meeting. The Company Board discussed various considerations relating to the proposed transaction.

Representatives of each of Lazard and Centerview reviewed with the Company Board their financial analysis of the $14.00 per share cash consideration and each delivered to the Company Board an oral opinion, subsequently confirmed in writing, to the effect that, as of that date and subject to and based on the assumptions and limitations made, the $14.00 per share cash consideration to be paid to the Company’s stockholders was fair, from a financial point of view, to the Company’s stockholders. Mr. Schroeder also informed the Company Board that, based upon, among other things, the information and advice provided by Lazard, Centerview and Latham & Watkins, it was management’s recommendation that the Company Board approve the transaction. The Company Board unanimously: (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and fair to, and in the best interests of, the Company and its stockholders, (ii) approved the Merger Agreement and the transactions contemplated thereby and declared that the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement are advisable, and (iii) resolved to recommend that the stockholders of the Company accept the Offer and tender all of their Shares pursuant to the Offer.

On February 10, 2014, Mallinckrodt, Purchaser and the Company executed and delivered the Merger Agreement and Mallinckrodt, Purchaser and certain directors and stockholders and an officer of the Company executed and delivered the Tender and Support Agreement. Prior to the open of markets on February 11, 2014, the Company and Mallinckrodt issued a joint press release announcing the execution of the Merger Agreement.

On February 19, 2014, Purchaser commenced the Offer.

Reasons for the Recommendation of the Company Board

In evaluating the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and recommending that the Company’s stockholders accept the Offer and tender all of their Shares pursuant to the Offer, the Company Board consulted with the Company’s senior management, Latham & Watkins, Lazard and Centerview and considered and analyzed a wide and complex range of factors. The Company Board also consulted with Latham & Watkins regarding the Company Board’s fiduciary duties, legal due diligence matters and the terms of the Merger Agreement and related agreements. Based on these consultations, considerations and analyses, and the factors discussed below, the Company Board concluded that entering into the Merger Agreement with Parent and Purchaser would yield the highest value reasonably available for the Company’s stockholders and is fair and in the best interests of the Company’s stockholders.

The Company Board believed the following material factors and benefits supported its unanimous determination and recommendation:

•	The Company’s Operating and Financial Condition; Prospects of the Company. The Company Board considered the current and historical financial condition, results of operations and business of the Company as well as the Company’s prospects and risks if the Company were to remain an independent company and the potential impact on the trading price of the Common Stock (which is not feasible to quantify numerically). The Company Board discussed the Company’s current business and financial plans, including the risks and uncertainties associated with achieving and executing upon the Company’s business and financial plans in the short- and long-term, the impact of general market trends on the Company’s sales, as well as the general risks of market conditions that could reduce the Company’s stock price. Among the potential risks identified by the Company Board were the Company’s ability to continue to grow its revenues and to maintain sales of its single currently marketed product, the Company’s ability to maintain patent coverage for its single commercial product, including risks related to pending and any future patent infringement lawsuits, re-examinations and the risk of generic products competing with the Company’s single product earlier than anticipated, the competitive nature of the Company’s industry and target markets, the Company’s financial resources relative to its competitors, the potential impact on its business of government healthcare reform, and general risks and market conditions that could reduce the market price of the Shares.

•	Premium to Market Price. The Company Board considered the relationship of the Offer Price to the current and historical market prices of the Shares. The Offer Price to be paid in cash for each Share would provide stockholders with the opportunity to receive a significant premium over the current and historical market price of the Shares, which had already experienced significant upward movement over the past two years (having reached trading highs of $5.00 per share in 2012 and $10.09 per share in 2013). The Company Board reviewed historical market prices, volatility and trading information with respect to the Shares, including the fact that the Offer Price represented a premium of approximately 26% over the closing price per share of the Shares on the Nasdaq Global Select Market on February 10, 2014, the last trading day before the execution of the Merger Agreement, and a premium of approximately 32% to the trailing 30-trading-day volume weighted average price of $10.62 per Share prior to the execution date of the Merger Agreement.

•	Certainty of Value. The Company Board considered that the consideration to be received by the Company’s stockholders in the Offer and the Merger will consist entirely of cash, which provides liquidity and certainty of value to stockholders. The Company Board believed this certainty of value was compelling compared to the long-term value creation potential of the Company’s business taking into account the risks of remaining independent and pursing the Company’s current business and financial plans.

•	Potential Strategic Alternatives. The Company Board considered possible alternatives to the acquisition by Parent (including the possibility of continuing to operate the Company as an independent entity and the desirability and perceived risks of that alternative), potential benefits to the Company’s stockholders of these alternatives and the timing and likelihood of effecting such alternatives, as well as the Company Board’s assessment that none of these alternatives was reasonably likely to present superior opportunities for the Company to create greater value for the Company’s stockholders, taking into account risks of execution as well as business, competitive, industry and market risks. The Company Board also considered initial interest expressed from one other potential acquirer and the fact that it refused to express a price or submit a written offer to acquire the Company, despite being encouraged to do so. Furthermore, the Company Board considered that the Company met with five other parties at the JP Morgan Healthcare Conference, and none of these parties contacted the Company about their interest in a possible strategic acquisition. The Company Board also considered the possibility that Parent could withdraw its proposal if the Company delayed in proceeding with Parent’s offer.

•

Full and Fair Value. The Company Board believed that the Offer Price of $14.00 per Share represents full and fair value for the Shares, taking into account the Company Board’s familiarity with the business, operations, prospects, business strategy, properties, assets, liabilities and financial condition for the fiscal year ended December 31, 2013 and projected results for the 2014 to 2022 fiscal years and the relative certainty of the consideration in cash for the Offer as compared to forecasted financial results.

•	Highest Value Reasonably Obtainable. The Company Board believed that the Offer Price of $14.00 per Share represented the highest value reasonably obtainable for the Shares, based on the progress and outcome of its negotiations with Parent, a number of changes in the terms and conditions of the Merger Agreement from the version initially proposed by Parent that were favorable to the Company and discussions with Lazard and Centerview and the view expressed by Lazard and Centerview that there was a low likelihood of any identified other potential parties having the ability or willingness to offer $14.00 per share or more. The Company Board believed, based on these negotiations, that the Offer Price was the highest price per Share that Parent was willing to pay and that the Merger Agreement contained the most favorable terms to the Company to which Parent was willing to agree.

•	Speed and Likelihood of Completion. The Company Board considered the anticipated timing of the consummation of the transactions contemplated by the Merger Agreement, including the structure of the transaction as a cash tender offer for all outstanding Shares, with the anticipated result of allowing stockholders to receive the Offer Price in a relatively short time frame, followed by the Merger in which stockholders who do not validly exercise appraisal rights will receive the same consideration received by those stockholders who tender their Shares in the Offer. The Company Board also believed the transaction was unlikely to be delayed by antitrust review. The Company Board considered that the potential for closing in a relatively short time frame could also reduce the amount of time in which the Company’s business would be subject to the potential uncertainty of closing and related disruption.

•	Business Reputation of Parent. The Company Board considered the business reputation, management and financial resources of Parent, including the financing commitment Parent obtained from Deutsche Bank, with respect to the transaction. The Company Board believed that these factors supported the conclusion that a transaction with Parent and Purchaser could be completed relatively quickly and in an orderly manner.

•	Opinions of the Company’s Financial Advisors. The Company Board considered the opinion of Lazard, dated February 10, 2014, and the opinion of Centerview, dated February 10, 2014, to the Company Board as to the fairness, from a financial point of view and as of such date, of the $14.00 per Share cash consideration to be received in the Offer and the Merger, taken together, by holders of Common Stock, noting in its consideration that the opinion was based on and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Lazard and Centerview as more fully described under the caption “Opinions of the Company’s Financial Advisors.”

•	The Merger Agreement. For the reasons noted below, the Company Board believed that the provisions of the Merger Agreement were in the best interests of the Company and its stockholders. In particular:

•	No Financing Condition. The Company Board considered the representation of Parent and Purchaser that Parent and Purchaser would have sufficient cash resources to pay the amounts required to be paid under the Merger Agreement and that the Offer and the Merger are not subject to a financing condition, and that Parent had obtained a financing commitment from Deutsche Bank to provide additional funding for the Offer and the Merger.

•

Change in Recommendation/Termination Right to Accept Superior Proposals. In the event the Company receives a superior acquisition proposal from a third party, the Company Board may withdraw or change its recommendation or declaration of advisability of the Merger Agreement, the Offer, or the Merger, and terminate the Merger Agreement, if the Company is not in material breach of its non-solicitation obligations under the Merger Agreement and the Company Board determines in good faith, after consultation with outside legal counsel and its financial advisor, that the failure to do so would be reasonably likely to constitute a breach of its fiduciary duties under applicable law. In order for the Company Board to withdraw its recommendation in connection with such a superior proposal, the Company Board must first provide Parent and Purchaser with a right to make, and to meet with the Company to negotiate one or more, counter-proposals to such superior proposal. In order for the Company Board to terminate the Merger Agreement to enter into an agreement with respect to such a superior proposal, it must concurrently pay Parent a termination fee of $20.2 million (approximately 1.5% of the equity value of the transaction). The Company Board concluded that such provisions were adequate to allow it to consider an alternative offer in a manner consistent with its fiduciary obligations to the Company and its stockholders.

•	Change in Recommendation/Termination Right Following Intervening Events. The Company Board considered its ability to change its recommendation or declaration of advisability of the Merger Agreement, the Offer, or the Merger in response to certain unknown intervening events, if the Company is not in material breach of its non-solicitation obligations under the Merger Agreement and the Company Board determines in good faith, after consultation with outside legal counsel, that the failure to do so would be reasonably likely to constitute a breach of its fiduciary duties under applicable law. In order for the Company Board to withdraw its recommendation in response to an intervening event, the Company Board must first provide Parent and Purchaser with notice and a right to meet with the Company to negotiate changes to the Merger Agreement so that such change in recommendation is no longer necessary.

•	Termination Fee. The Company Board was of the view that the $20.2 million termination fee payable by the Company to Parent if the Merger Agreement is terminated for certain reasons provided in the Merger Agreement was on the very low end of the range as compared to termination fees in transactions of a similar size, was reasonable, and would not likely deter competing bids.

•	Extension of Offer Period. The Company Board considered that, under certain circumstances set forth in the Merger Agreement, Purchaser is required to extend the Offer beyond the initial expiration date of the Offer or, if applicable, subsequent expiration dates, if the conditions to the consummation of the Offer are not satisfied or waived as of such date.

•	Outside Date. The Company Board considered the fact that the outside closing date under the Merger Agreement on which either party, subject to certain exceptions, can terminate the Merger Agreement, allows for sufficient time to consummate the transactions contemplated by the Merger Agreement, but also prevents the Offer from being extended for an unreasonable amount of time.

•	Conditions to the Consummation of the Offer and the Merger; Likelihood of Closing. The Company Board considered the reasonable likelihood of the consummation of the transactions contemplated by the Merger Agreement in light of the conditions to Purchaser’s obligations to accept for payment and pay for Shares validly tendered pursuant to the Offer and to complete the Merger under the Merger Agreement, including the fact that the parties elected to have the Merger Agreement be governed by Section 251(h) of the DGCL to enable consummation of the Merger promptly following the consummation of the Offer.

•	Enforcement. The Company Board considered the Company’s ability to seek specific enforcement of Parent’s and Purchaser’s obligations under the Merger Agreement, thereby ensuring that the Company has an appropriate remedy in the event Parent and Purchaser were to decline to comply with their obligations under the Merger Agreement.

•	Material Adverse Effect. The Company Board considered the provision in the Merger Agreement that various changes, conditions, events, circumstances, effects, occurrences or developments related to the Company or its business are specifically excluded from the determination of whether a material adverse effect has occurred that otherwise would permit Parent and Purchaser to elect not to consummate the Offer.

•	Appraisal Rights. The Company Board considered the fact that the stockholders that do not tender their Shares in the Offer and who properly exercise their appraisal rights under Delaware law will be entitled to such appraisal rights in connection with the Merger.

The Company Board also considered a variety of uncertainties and risks and other potentially negative factors in its deliberations concerning the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including, but not limited to, the following:

•	No Stockholder Participation in Future Growth or Earnings. The nature of the Offer and the Merger as a cash transaction means that the stockholders will not participate in future earnings or growth of the Company and will not benefit from any appreciation in value of the combined company, including potential growth from sales of OFIRMEV.

•	Risk Associated with Failure to Complete the Offer and Consummate the Merger. The possibility that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, might not be consummated, and the fact that if the Offer and the Merger are not consummated, (i) the Company’s directors, senior management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the transaction, (ii) the Company will have incurred significant transaction costs, (iii) the Company’s continuing business relationships with customers, licensors, business partners and employees may be adversely affected, (iv) the trading price of the Shares could be adversely affected and (v) the market’s perceptions of the Company’s prospects could be adversely affected.

•	Interim Restrictions on Business Pending the Completion of the Offer and the Merger. Restrictions on the conduct of the Company’s business prior to the Effective Time due to pre-closing covenants in the Merger Agreement whereby the Company agreed that it will carry on its business in the ordinary course of business consistent with past practice and, subject to specified exceptions, will not take a number of actions related to the conduct of its business without the prior written consent of Parent, which may have a material adverse effect on the Company’s ability to respond to changing market and business conditions in a timely manner or at all.

•	No Solicitation and Termination Fee. Subject to certain exceptions, the Merger Agreement precludes the Company from soliciting alternative acquisition proposals, and requires the Company to pay to Parent a termination fee in certain circumstances as described above.

•	Effects of Transaction Announcement. The effect of the public announcement of the Merger Agreement, including effects on the Company’s sales, customers, operating results and stock price, and the Company’s ability to attract and retain key management, sales and marketing, scientific and research personnel, during the pendency of the transactions contemplated by the Merger Agreement.

•	Timing Risks. the amount of time it could take to complete the Offer and the Merger, including the risk that Parent and Purchaser might not receive the necessary regulatory approvals or clearances to complete the Offer or the Merger or that governmental authorities could attempt to condition their approvals or clearances of the Offer or the Merger on one or more of the parties’ compliance with certain burdensome terms or conditions which may cause one of the Offer conditions not to be satisfied.

•	Taxable Consideration. The gains from the consideration to be received by the stockholders in the Offer and the Merger will be taxable to the stockholders for federal income tax purposes.

•	Potential Conflicts of Interest. The possibility that the Company’s officers and directors may have interests in the transactions contemplated by the Merger Agreement that are different from, or in addition to, those of the Company’s other stockholders.

The foregoing discussion of the information and factors considered by the Company Board is intended to be illustrative and not exhaustive, but includes the material reasons and factors considered by the Company Board in reaching its conclusions and recommendation in relation to the Offer, the Merger, the Merger Agreement and the transactions proposed thereby. In view of the wide variety of reasons and factors considered and the complexity of these matters, the Company Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specified factors considered in reaching its determinations or the reasons for such determinations. Individual directors may have given differing weights to different factors or may have had different reasons for their ultimate determination. In addition, the Company Board did not reach any specific conclusion with respect to any of the factors or reasons considered. Instead, the Company Board conducted an overall analysis of the factors and reasons described above and determined in its business judgment that, in the aggregate, the potential benefits of the Offer and the Merger to the stockholders of the Company outweighed the risks or potential negative consequences.

Opinions of the Company’s Financial Advisors

Opinion of Lazard Frères & Co. LLC

Lazard is acting as the Company’s financial advisor in connection with the Offer and the Merger (which are referred to collectively throughout this section as the “transaction”). As part of that engagement, the Company Board requested that Lazard evaluate the fairness, from a financial point of view, to holders of Shares (other than Shares held by holders who are entitled to and properly demand an appraisal of their Shares, owned by Parent, Purchaser or any Subsidiary (as defined in the Merger Agreement) of Parent, held in the treasury of the Company or held by affiliates of Parent or Purchaser (collectively, the “Excluded Holders”)) of the consideration to be paid to such holders in the Offer and the Merger (the “Consideration”), taken together. At a meeting of the Company Board held on February 10, 2014 to evaluate the transaction, Lazard delivered to the Company Board an oral opinion, confirmed by delivery of a written opinion dated February 10, 2014, to the effect that, as of that date and based upon and subject to the assumptions, factors and qualifications set forth in the opinion, the Consideration to be paid to holders of Shares (other than Shares owned by the Excluded Holders) in the Offer and the Merger, taken together, was fair, from a financial point of view, to such holders.

The full text of Lazard’s opinion, which sets forth, among other things, the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Lazard in connection with its opinion, is attached to this document as Annex I, and is incorporated herein by reference. The description of Lazard’s opinion set forth in this document is qualified in its entirety by reference to the full text of such opinion. The engagement of Lazard and its opinion are for the benefit of the Company Board (in its capacity as such) and such opinion was rendered to the Company Board in connection with its evaluation of the transaction. Lazard was not authorized to, and did not, solicit indications of interest from third parties regarding a potential transaction with the Company, nor was Lazard requested to consider, and Lazard’s opinion did not address, the relative merits of the transaction as compared to any other transaction or business strategy in which the Company might engage or the merits of the underlying decision by the Company to engage in the transaction. Lazard’s opinion was not intended to and did not constitute a recommendation to any stockholder as to whether such stockholder should tender Shares in the Offer or how such stockholder should vote or act with respect to the Offer or the Merger or any matter relating to the transaction. The opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Lazard as of, the date of its opinion. Lazard assumed no responsibility for updating or revising such opinion based on circumstances or events occurring after the date of its opinion.

In connection with its opinion, Lazard:

•	Reviewed the financial terms and conditions of the Merger Agreement;

•	Reviewed certain publicly available historical business and financial information relating to the Company;

•	Reviewed various financial forecasts and other data provided to Lazard by the Company relating to the business of the Company, including the Management Operating Plan (as defined below);

•	Held discussions with members of the senior management of the Company with respect to the business and prospects of the Company;

•	Reviewed public information with respect to certain other companies in lines of business Lazard believed to be generally relevant in evaluating the business of the Company;

•	Reviewed the financial terms of certain business combinations involving companies in lines of business Lazard believed to be generally relevant in evaluating the business of the Company;

•	Reviewed historical stock prices and trading volumes of the Company’s common stock; and

•	Conducted such other financial studies, analyses and investigations as Lazard deemed appropriate.

Lazard assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. Lazard did not conduct any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or concerning the solvency or fair value of the Company, and Lazard was not furnished with any such valuation or appraisal. Management of the Company advised Lazard, and Lazard assumed with the consent of the Company, that the Management Operating Plan was reasonably prepared on bases reflecting the best currently available estimates and judgments as to the future financial performance of the Company and, accordingly, Lazard used such case for purposes of its analysis. Lazard assumed no responsibility for and expressed no view as to any such forecasts or the assumptions on which they were based.

In rendering its opinion, Lazard assumed, with the Company’s consent, that the transaction would be consummated on the terms described in the Merger Agreement, without any waiver or modification of any material terms or conditions. Lazard also assumed, with the Company’s consent, that obtaining the necessary governmental, regulatory or third party approvals and consents for the transaction would not have an adverse effect on the Company or the transaction. Lazard did not express any opinion as to any tax or other consequences that might result from the transaction, nor did Lazard’s opinion address any legal, tax, regulatory or accounting matters, as to which Lazard understood that the Company obtained such advice as it deemed necessary from qualified professionals. Lazard expressed no view or opinion as to any terms or other aspects (other than the Consideration to the extent expressly specified in its opinion) of the transaction, including, without limitation, the form or structure of the Offer or the Merger or any agreements or arrangements entered into in connection with, or contemplated by, the transaction (including without limitation the Tender and Support Agreement entered into between Parent and certain beneficial owners of the Shares). In addition, Lazard expressed no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the transaction, or class of such persons, relative to the Consideration or otherwise. Further, Lazard did not express any opinion as to the price at which the Shares would trade at any time subsequent to the announcement of the Offer or the Merger. The issuance of Lazard’s opinion was approved by the opinion committee of Lazard.

Miscellaneous

Lazard’s opinion and financial analyses were not the only factors considered by the Company Board in its evaluation of the transaction and should not be viewed as determinative of the views of the Company Board or management.

Lazard has in the past provided certain investment banking services to the Company and may in the future provide certain investment banking services to Parent for which Lazard may receive compensation. In the past two years, Lazard has not received any fees, other than as set forth in Item 5 in connection with the transaction, for investment banking or other services provided to the Company, Parent or Purchaser. In addition, in the ordinary course, Lazard, LFCM Holdings LLC (an entity indirectly owned in large part by current and former managing directors of Lazard) and their respective affiliates and employees may trade securities of the Company, Parent and certain of their respective affiliates for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities, and may also trade and hold securities on behalf of the Company, Parent and certain of their respective affiliates.

Lazard is an internationally recognized investment banking firm providing a full range of investment banking and other services. Lazard was selected to act as investment banker to the Company because of its expertise and its reputation in investment banking and mergers and acquisitions.

For a description of the terms of Lazard’s engagement as the financial advisor to the Company Board, see the discussion under Item 5 below.

Opinion of Centerview Partners LLC

The Company has retained Centerview as a financial advisor in connection with the transaction. In connection with this engagement, the Company Board requested that Centerview evaluate the fairness, from a financial point of view, to holders of the Company’s common stock (other than the Excluded Shares) of the Consideration proposed to be paid to such holders pursuant to the Merger Agreement. On February 10, 2014, at a meeting of the Company Board held to evaluate the Offer and the Merger, Centerview delivered to the Company Board an oral opinion, confirmed by delivery of a written opinion dated February 10, 2014, to the effect that, as of that date and based on and subject to various assumptions, matters considered and limitations and qualifications described in its opinion, the Consideration proposed to be paid to holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of Centerview’s written opinion, dated February 10, 2014, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is attached as Annex II and is incorporated herein by reference. Centerview’s opinion was provided for the information and assistance of the Company Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its evaluation of the transaction. Centerview expressed no view as to, and its opinion did not address, the Company’s underlying business decision to proceed with or effect the transaction, the relative merits of the transaction as compared to any alternative business strategies or transactions that might be available to the Company in which the Company might engage. Centerview’s opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Offer, or to any stockholder of the Company or any other person as to how such stockholder or other person should vote (if applicable) with respect to the Merger or otherwise act with respect to the transaction or any other matter. The summary of the written opinion of Centerview set forth below is qualified in its entirety by reference to the full text of such written opinion.

In arriving at its opinion, Centerview reviewed, among other things:

•	the Merger Agreement;

•	Annual Reports on Form 10-K of the Company for the years ended December 31, 2012, December 31, 2011 and December 31, 2010;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company;

•	certain publicly available research analyst reports for the Company;

•	certain other communications from the Company to its stockholders; and

•	certain financial forecasts, analyses, projections and other internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including the Management Operating Plan (as defined below) (collectively, the “internal data”).

Centerview also conducted discussions with members of the senior management and representatives of the Company regarding their assessment of the internal data and the strategic rationale for the transaction. In addition, Centerview reviewed publicly available financial and stock market data, including valuation multiples, for the Company and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that Centerview deemed relevant. Centerview also compared certain of the proposed financial terms of the transaction with the financial terms, to the extent publicly available, of certain other transactions that Centerview deemed relevant, and conducted such other financial studies and analyses and took into account such other information as Centerview deemed appropriate.

Centerview assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Centerview for purposes of its opinion and, with the Company’s consent, relied upon such information as being complete and accurate. At the Company’s direction, Centerview utilized the Management Operating Plan for purposes of Centerview’s analyses and opinion. In that regard, Centerview assumed, at the Company’ direction, that the internal data (including, without limitation, the Management Operating Plan) were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby, and Centerview relied, at the Company’s direction, on the internal data for purposes of its analysis and opinion. Centerview expressed no view or opinion as to the internal data or the assumptions on which it was based. In addition, at the Company’s direction, Centerview did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance sheet or otherwise) of the Company, nor was Centerview furnished with any such evaluation or appraisal, and Centerview was not asked to conduct, and it did not conduct, a physical inspection of the properties or assets of the Company. Centerview assumed, at the Company’s direction, that the transaction would be consummated on the terms set forth in the Merger Agreement, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Centerview’s analysis or opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the transaction, no delay, limitation, restriction, condition or other change would be imposed, the effect of which would be material to Centerview’s analysis or opinion. Centerview did not evaluate and did not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Centerview is not a legal, regulatory, tax or accounting advisor, and it expressed no opinion as to any legal, regulatory, tax or accounting matters.

Centerview expressed no view as to, and its opinion does not address, the Company’s underlying business decision to proceed with or effect the Offer or the Merger, or the relative merits of the transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. Centerview was not authorized to, and it did not, solicit indications of interest from third parties regarding a potential transaction with the Company. Centerview’s opinion is limited to and addresses only the fairness, from a financial point of view, as of the date of such opinion, to the holders of the Shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Merger Agreement. Centerview was not asked to, and does not, express any view on, and its opinion does not address, any other term or aspect of the Merger Agreement or the transaction, including, without limitation, the structure or form of the transaction or any tender and voting or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the transaction, including, without limitation, the fairness of the transaction or any other term or aspect of the transaction to, or any consideration to be received in connection therewith by, or the impact of the transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, Centerview expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the transaction, whether relative to the Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement or otherwise. Centerview’s opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Centerview as of, the date of its opinion, and it does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of such opinion. Centerview’s opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the

Offer, or to any stockholder of the Company or any other person as to how such stockholder or other person should vote (if applicable) with respect to the Merger or otherwise act with respect to the transaction or any other matter. Centerview’s opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Miscellaneous

Centerview’s opinion and financial analyses were not the only factors considered by the Company Board in its evaluation of the transaction and should not be viewed as determinative of the views of the Company Board or management.

In the past two years, Centerview has not provided any investment banking or other services to the Company, Parent or Purchaser. Centerview may provide investment banking and other services to or with respect to the Company or Parent or their respective affiliates or portfolio companies of such affiliates in the future, for which it may receive compensation. Certain (i) of Centerview’s and its affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of Centerview’s affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and/or other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Parent or any of their respective affiliates, or any other party that may be involved in the transaction.

The Company selected Centerview as its financial advisor in connection with the transaction based on Centerview’s knowledge of the pharmaceutical industry, reputation and experience. Centerview is a nationally recognized investment banking firm that has substantial experience in transactions similar to the transaction.

For a description of the terms of Centerview’s engagement as the financial advisor to the Company Board, see the discussion under Item 5 below.

Summary of Joint Financial Analyses

The following is a brief summary of the material financial and comparative analyses that the Company’s financial advisors deemed to be appropriate for this type of transaction and that were reviewed with the Company Board in connection with rendering their respective opinions as well as analyses that were presented to the Company Board for informational purposes only but were not material to the rendering of the Company’s financial advisors’ respective opinions. The summary of the Company’s financial advisors’ financial analyses described below is not a complete description of the analyses underlying their respective opinions. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to summary description. In arriving at their respective opinions, the Company’s financial advisors did not draw, in isolation, conclusions from or with regard to any factor or analysis considered by them. Rather, the Company’s financial advisors made their respective determinations as to fairness on the basis of their experience and professional judgment after considering the results of all of the analyses.

In the analyses, the Company’s financial advisors considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company. No company or transaction used in the analyses is identical to the Company or the transaction, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading, acquisition or other values of the companies analyzed. The estimates contained in the analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold or acquired. Accordingly, the estimates used in, and the results derived from, the analyses are inherently subject to substantial uncertainty.

The Company’s financial advisors were not requested to, and did not, recommend the specific consideration payable in the transaction. The type and amount of consideration payable in the transaction was determined through negotiations between the Company and Parent and the decision to enter into the Merger Agreement was solely that of the Company Board. The respective opinions of the Company’s financial advisors’ were only one of many factors considered by the Company Board in its evaluation of the transaction and should not be viewed as determinative of the views of the Company Board or management with respect to the Offer, the Merger or the per Share consideration payable in the transaction.

The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses.

Discounted Cash Flow Analysis—Management Operating Plan

The Company’s financial advisors performed a discounted cash flow analysis of the Company based on certain operating plan financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to the Company’s financial advisors by the Company for purposes of the financial analyses (the “Management Operating Plan”). The Company’s financial advisors calculated the present value of the unlevered, after-tax, free cash flows that the Company was forecasted to generate for the full fiscal years 2014 through 2022 plus the present value of the terminal values for the Company, plus the present value of the cash tax savings from the Company’s federal and state net operating loss carryforwards, estimated by Company’s management as of December 31, 2013, which we refer to as NOLs, and plus the Company’s net cash as of December 31, 2013. The Company’s financial advisors calculated estimated terminal values for the Company by applying a range of perpetual growth rates at a rate of decline of 30% to 10% to the Company’s estimated terminal year unlevered, after-tax free cash flow. The Company’s financial advisors discounted the unlevered, after-tax free cash flows and terminal value using discount rates ranging from 10.0% to 12.0%, which discount rates were based on a weighted average cost of capital calculation. The Company’s financial advisors discounted the Company’s NOLs to present value using a discount rate of 12.0%. The results of this analysis implied an equity value per share range for the Company’s common stock of $7.50 to $9.00.

Selected Precedent Transactions Analysis

The Company’s financial advisors reviewed and analyzed selected precedent transactions involving companies in the pharmaceutical industry that they viewed as generally relevant in evaluating the transaction. In performing these analyses, the Company’s financial advisors analyzed certain financial information and transaction multiples relating to companies in the selected transactions and compared such information to the corresponding information for the present transaction.

Specifically, the Company’s financial advisors reviewed 16 merger and acquisition transactions since November 2006 that the Company’s financial advisors deemed relevant to consider in relation to the Company and the transaction and are listed below. Although none of the selected precedent transactions or the companies party to such transactions is directly comparable to the transactions contemplated by the Merger Agreement or to the Company, all of the transactions were chosen because they involve transactions that, for purposes of analysis, may be considered similar to the transactions contemplated by the Merger Agreement and/or involve targets that, for purposes of analysis, may be considered similar to the Company.

The precedent transactions reviewed were:

Announcement Date	Target	Acquiror
01/08/14	Aptalis Pharma Inc.	Forest Laboratories
11/07/13	Santarus, Inc.	Salix Pharmaceuticals, Ltd.
07/30/13	Optimer Pharmaceuticals, Inc.	Cubist Pharmaceuticals, Inc.
04/29/13	Actient Pharmaceuticals, LLC	Auxilium Pharmaceuticals, Inc.
09/03/12	Medicis Pharmaceutical Corporation	Valeant Pharmaceuticals International, Inc.
04/26/12	EUSA Pharma	Jazz Pharmaceuticals plc
03/26/12	ISTA Pharmaceuticals, Inc.	Bausch & Lomb
04/05/11	Inspire Pharmaceuticals, Inc.	Merck & Co., Inc.
12/01/10	Eurand Pharmaceuticals, Inc.	Axcan Pharma Inc.
06/30/10	Abraxis BioScience	Celgene Corporation
09/03/09	Sepracor Inc.	Dainippon Sumitomo Pharma Co., Ltd.
03/12/09	CV Therapeutics, Inc.	Gilead Sciences
09/01/08	Sciele Pharma Inc.	Shionogi & Company, Limited
11/29/07	Axcan Pharma Inc.	TPG Capital
11/18/07	Pharmion	Celgene Corporation
11/20/06	CoTherix, Inc.	Actelion Pharmaceuticals Ltd

Among other things, the Company’s financial advisors reviewed the transaction value (calculated as the equity purchase price, plus any debt, less cash and cash equivalents of the target company) as a multiple of the acquired company’s next 12 months, or NTM, revenue. Financial data of the selected transactions were based on public filings, research analysts’ consensus estimates and other publicly available information. Based on the foregoing analyses and using their professional judgment and expertise, the Company’s financial advisors applied a range of transaction value / NTM revenue multiples, based on the median and high transaction value/NTM revenue multiple, of 3.7x to 7.0x to the Company’s estimated NTM revenue (fiscal year 2014 revenue), as set forth in the Management Operating Plan, in order to calculate an implied equity value per share range. The results of this analysis implied an equity value per share range for the Company’s common stock of $7.50 to $13.25.

Trading Comparables Analysis

The Company’s financial advisors reviewed and analyzed certain financial information, implied multiples and market trading data relating to the following selected companies that the Company’s financial advisors deemed comparable based on their experience and professional judgment to the Company for purposes of this analysis.

The selected companies were:

•	Cubist Pharmaceuticals, Inc.;

•	Pacira Pharmaceuticals Inc.;

•	The Medicines Company;

•	Ironwood Pharmaceuticals, Inc.;

•	Acorda Therapeutics, Inc.;

•	Auxilium Pharmaceuticals, Inc.; and

•	VIVUS, Inc.

Although none of the aforementioned selected companies is directly comparable to the Company, the companies included are publicly traded companies with certain operational and financial characteristics, which, for purposes of this analysis, may be considered similar to certain operational or financial characteristics of the Company.

The Company’s financial advisors reviewed, among other things, the enterprise value of each selected company as a multiple of such selected company’s estimated revenue for fiscal years 2014 and 2015. Financial data of the comparable companies were based on public filings, research analysts’ consensus estimates and other publicly available information. Based on the foregoing analyses and using their professional judgment and expertise, the Company’s financial advisors applied a range of enterprise value / 2014E revenue multiples, in each case using market data as of February 10, 2014, based on the median and 75th percentile enterprise value / 2014E multiples, of 3.9x to 5.5x to the Company’s estimated fiscal year 2014 revenue, as set forth in the Management Operating Plan, in order to calculate an implied equity value per share range. The results of this analysis implied an equity value per share range for the Company’s common stock of $7.75 to $10.50. In addition, based on the foregoing analyses and using their professional judgment and expertise, the Company’s financial advisors applied a range of enterprise value / 2015E revenue multiples, based on the median and 75th percentile enterprise value / 2015E multiples, of 3.5x to 4.4x to the Company’s estimated fiscal year 2015 revenue, as set forth in the Management Operating Plan, in order to calculate an implied equity value per share range. The results of this analysis implied an equity value per share range for the Company’s common stock of $9.50 to $11.50.

Other Factors

The Company’s financial advisors also reviewed, for informational purposes, certain other factors that were not considered part of their financial analyses with respect to their respective opinions, including, among other things:

Premiums Paid

The Company’s financial advisors performed a premiums paid analysis based on premiums paid in the transactions described above under the Selected Precedent Transactions Analysis. The implied premiums in this analysis were calculated by comparing the per share transaction price to: (i) the 52-week high trading price during the 52 weeks prior to announcement of the transaction (or the 52 weeks prior to its last unaffected stock price); (ii) the closing price of the target company’s stock as of one trading day prior to the announcement of the transaction (or its unaffected stock price); and (iii) the volume weighted average price, or VWAP, calculated for the last 30 calendar days prior to announcement of the transaction (or the 30 days prior to its last unaffected stock price). The results of these calculations are set forth below:

	52-Wk High		1 Day	30-Day VWAP
75th Percentile	17%		46%	50%
Median	9%		29%	36%
25th Percentile	0	%(1)	22%	25%

(1)	25th percentile is (9%), but a negative premium was not used for comparison purposes.

Based on the foregoing analyses and using their professional judgment and expertise, the Company’s financial advisors applied the 25th percentile and 75th percentile premiums set forth above to the 52-week high, 1-day and 30-day VWAP trading prices of the Company to calculate an implied equity value per share range. The results of this analysis are set forth below:

52-Wk High	$12.25-$14.50
1-Day	$13.50-$16.25
30-Day VWAP	$14.25-$17.00

52-Week Trading Range

The Company’s financial advisors reviewed price data for shares of the Company’s common stock for the 52-week period ended February 10, 2014. The Company’s financial advisors observed that, during this period, the closing share price of the Company’s common stock ranged from $4.58 per share to $12.35 per share.

Analyst Price Target Range

The Company’s financial advisors reviewed stock price targets for the Company’s common stock reflected in publicly available Wall Street research analyst reports. The Company’s financial advisors observed that the low and high stock price targets in such research analyst reports ranged from $8.00 to $15.00 per share.

Discounted Cash Flow Analysis—“Ability to Pay” Case

Utilizing the Ability to Pay Projections (as defined below) provided to the Company’s financial advisors by the Company’s management, the Company’s financial advisors performed a discounted cash flow analysis of the Company based upon an “ability to pay” analysis of the Company, which represented forecasts that the Company’s management estimated a potential buyer with greater resources could reasonably achieve. The Company’s management did not view the “ability to pay” case as achievable on a standalone basis. The Company’s financial advisors calculated the present value of the unlevered, after-tax, free cash flows that the Company was forecasted to generate for fiscal years 2014 through 2022 under the “ability to pay” case plus the terminal values for the Company, plus the present value of the cash tax savings from the Company’s NOLs subject to Section 382 change of control limitations (based on Company management’s estimate as of December 31, 2013 of useable federal and state NOLs) and plus net cash as of December 31, 2013. The Company’s financial advisors calculated estimated terminal values for the Company by applying a range of perpetual growth rates at a rate of decline of 30% to 10% to the Company’s estimated terminal year unlevered, after-tax free cash flow. The Company’s financial advisors discounted the unlevered, after-tax free cash flows and terminal value to present value using discount rates ranging from 10.0% to 12.0%, which discount rates were based on a weighted average cost of capital calculation. The Company’s financial advisors discounted the Company’s NOLs to present value using a discount rate of 12.0%. The results of this analysis implied an equity value per share range for the Company’s common stock of $11.50 to $14.50.

Certain Projections.

The Company does not, as a matter of course, publicly disclose forecasts or projections as to future performance, earnings or other results due to the inherent unpredictability of the underlying assumptions, estimates and projections. However, the Company has in the past provided annual guidance with respect to net product revenue and has from time to time provided updates to such guidance in connection with its quarterly financial reporting. The Company’s management also regularly prepares internal financial forecasts regarding its future operations for subsequent fiscal years. In connection with the Company’s strategic planning process, the Company’s management prepared and provided to the Company Board, Lazard and Centerview forward-looking financial information for the years 2014 through 2022 based upon projections developed by the Company . These internal financial forecasts for the years 2014 through 2022 (“Company Projections”) were reviewed by the Company Board and used by Lazard and Centerview in connection with their opinions to the Company Board and related financial analyses. In addition to the Company Projections, the Company provided to Parent and Purchaser certain non-public forward-looking information regarding the Company’s internal financial forecasts of its anticipated future operations for the fiscal years 2014 through 2018 in connection with the due diligence review of the Company by Parent and Purchaser (the “Refined Projections”), which accounted for certain synergies and adjustments to spending and increased available resources expected to result from an acquisition of the Company by the Parent. The Refined Projections are included in the Offer to Purchase in Section 7 under the heading “Certain Information Concerning Cadence—Certain Projections” and are incorporated by reference herein. In addition to the Company Projections and the Refined Projections, the Company’s management prepared and provided to the Company Board, Lazard and Centerview forward-looking financial information for the years 2014 through 2022 based on what they believed a potential buyer with greater resources could reasonably achieve (the “Ability to Pay Projections”). The Ability to Pay Projections are based on the same assumptions as the Refined Projections but extend out to a later date and include additional line items. These internal financial forecasts are subject to certain assumptions, risks and limitations, as described below. A summary of the Company Projections and the Ability to Pay Projections is set forth below.

The internal financial forecasts were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles. In addition, the projections were not prepared with the assistance of or reviewed, compiled or examined by independent accountants. The financial projections do not comply with generally accepted accounting principles. The summary of these internal financial forecasts is not being included in this Schedule 14D-9 to influence any stockholder’s decision whether to tender his, her or its Shares in the Offer, but because these internal financial forecasts were made available by the Company to Parent and Purchaser. The internal financial forecasts may differ from publicized analyst estimates and forecasts and do not take into account any events or circumstances after the date they were prepared, including the announcement of the Offer and Merger.

These internal financial forecasts were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of the Company’s management. Important factors that may affect actual results and result in such forecasts not being achieved include, but are not limited to: failure to consummate the Merger; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, collaborators, vendors and other business partners; the risk that stockholder litigation in connection with the Offer or the Merger may result in significant costs of defense, indemnification and liability; and risks and uncertainties pertaining to the Company’s business, including the risks and uncertainties detailed in the Company’s public periodic filings with the SEC. In addition, the internal financial forecasts may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period. These assumptions upon which the financial forecasts were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. The internal financial forecasts also reflect assumptions as to certain business decisions that are subject to change.

Accordingly, there can be no assurance that the projections will be realized, and actual results may vary materially from those shown. The inclusion of these internal financial forecasts in this Schedule 14D-9 should not be regarded as an indication that any of the Company, Lazard, Centerview, Parent and Purchaser or their respective affiliates, officers, directors, advisors or other representatives considered or consider the internal financial forecasts necessarily predictive of actual future events, and the internal financial forecasts should not be relied upon as such. None of the Company, Lazard, Centerview, Parent, Purchaser or their respective affiliates, officers, directors, advisors or other representatives can give any assurance that actual results will not differ from these internal financial forecasts, and the Company undertakes no obligation to update or otherwise revise or reconcile the internal financial forecasts to reflect circumstances existing after the date such internal financial forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. None of the Company, or, to the knowledge of the Company, Lazard, Centerview, Parent and Purchaser, intends to make publicly available any update or other revisions to these internal financial forecasts. None of the Company or its respective affiliates, officers, directors, advisors or other representatives has made or makes any representation to any stockholder or other person regarding the ultimate performance of the Company compared to the information contained in these internal financial forecasts or that forecasted results will be achieved. The Company has made no representation to Parent or Purchaser, in the Merger Agreement or otherwise, concerning these internal financial forecasts.

The estimates of net operating profit after tax and unlevered free cash flow included in the Company’s financial projections were calculated using U.S. generally accepted accounting principles (“GAAP”) and other measures which are derived from GAAP, but such estimates constitute non-GAAP financial measures within the meaning of applicable rules and regulations of the SEC. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by the Company may not be comparable to similarly titled amounts used by other companies. The tables below include a reconciliation of the Company’s projections of non-GAAP unlevered free cash flow and net operating profit after tax to the Company’s operating income.

In light of the foregoing factors and the uncertainties inherent in these projections, stockholders are cautioned not to place undue, if any, reliance on these projections.

Company Projections

	For the year ended December 31,
In millions	2014E	2015E	2016E	2017E	2018E	2019E	2020E	2021E	2022E
Net Sales, net of discount and reserves	$176	$244	$318	$418	$493	$542	$596	$212	$210
Cost of goods sold	(58)	(80)	(104)	(142)	(170)	(187)	(206)	(86)	(85)

Gross Profit	118	164	214	276	323	355	390	126	125
Operating Expenses:
Research and development	(6)	(5)	(3)	(4)	(4)	(4)	(2)	(1)	(1)
Sales, general and administrative	(95)	(91)	(91)	(75)	(74)	(72)	(72)	(8)	(8)
Other (amortization of license patent)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	—

Total Operating Expenses	(102)	(97)	(95)	(80)	(79)	(77)	(75)	(10)	(9)
Operating Income	$16	$67	$119	$196	$244	$278	$315	$116	$116
Tax and interest expense	(6)	(24)	(42)	(69)	(86)	(97)	(110)	(40)	(40)

Net Operating Profit after Tax	$10	$43	$77	$127	$158	$181	$205	$76	$76
Capital expenditures and non-cash expenses	(3)	(4)	(7)	(18)	(2)	(1)	(1)	24	1
Milestone payments	—	(10)	(15)	—	—	—	—	—	—

Unlevered Free Cash Flow	$7	$29	$55	$109	$156	$180	$204	$100	$77

Ability to Pay Projections

	For the year ended December 31,
In millions	2014E	2015E	2016E	2017E	2018E	2019E	2020E	2021E	2022E
Net Sales, net of discount and reserves	$184	$291	$424	$566	$735	$853	$939	$375	$393
Cost of goods sold	($61)	($101)	($151)	($203)	($264)	($303)	($331)	($112)	($118)

Gross Profit	$123	$190	$273	$363	$471	$550	$608	$264	$275
Operating Expenses:
Research and development	(10)	(9)	(7)	(8)	(8)	(6)	(2)	(1)	(1)
Sales, general and administrative	(94)	(90)	(91)	(75)	(74)	(72)	(72)	(17)	(15)
Other (amortization of license patent)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	—	—

Total Operating Expenses	(105)	(100)	(99)	(84)	(83)	(79)	(75)	(18)	(16)

Operating Income	$18	$90	$173	$279	$388	$470	$533	$246	$259
Tax and interest expense	(6)	(31)	(61)	(98)	(136)	(165)	(187)	(86)	(91)

Net Operating Profit after Tax	$12	$58	$113	$181	$252	$306	$346	$160	$168
Capital expenditures and non-cash expenses	(11)	(8)	(6)	8	17	2	2	(7)	(1)
Milestone payments	—	(10)	(15)	—	—	—	—	—	—

Unlevered Free Cash Flow	$0	$41	$92	$189	$269	$308	$349	$153	$167

Intent to Tender.

To the knowledge of the Company after making reasonable inquiry, all of the Company’s executive officers and directors currently intend to tender or cause to be tendered all Shares held of record or beneficially owned by such person or entity pursuant to the Offer. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender. In addition, certain directors and an officer of the Company and certain other beneficial owners of Shares have entered into the Tender and Support Agreement, pursuant to which such persons have agreed to tender all of their Shares, as well as any additional Shares that they may acquire (pursuant to the exercise of Company stock options or otherwise), to Purchaser in the Offer. See Item 3 above under the heading “Tender and Support Agreement.”

Item 5. Persons/Assets Retained, Employed, Compensated or Used.

In connection with Lazard’s services as financial advisor to the Company, the Company has agreed to pay to Lazard for such services an aggregate fee of approximately $15.8 million, a portion of which was payable upon the rendering of Lazard’s opinion and a substantial portion of which is contingent upon the closing of the transaction. The Company has agreed to reimburse certain of Lazard’s expenses arising, and indemnify Lazard against certain liabilities that may arise, out of Lazard’s engagement.

In connection with Centerview’s services as financial advisor to the Company, the Company has agreed to pay to Centerview for such services an aggregate fee of approximately $8.1 million, a portion of which was payable upon the rendering of Centerview’s opinion and a substantial portion of which is contingent upon the closing of the transaction. The Company has agreed to reimburse certain of Centerview’s expenses arising, and indemnify Centerview against certain liabilities that may arise, out of Centerview’s engagement.

Additional information pertaining to the retention of Lazard and Centerview by the Company in Item 4 under the heading “Background and Reasons for the Company Board’s Recommendation—Opinions of the Company’s Financial Advisor” is hereby incorporated by reference in this Item 5.

Neither the Company, nor any person acting on its behalf, has employed, retained or agreed to compensate any other person or class of persons to make solicitations or recommendations in connection with the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

Item 6. Interest in Securities of the Subject Company.

No transactions in the Shares have been effected during the past 60 days by the Company, or, to the Company’s knowledge after making reasonable inquiry, any of the directors, executive officers, subsidiaries or affiliates of the Company, except for (i) the entry by certain of the Company’s officers, directors and stockholders, in their capacity as a stockholder of the Company, into the Tender and Support Agreement, as described under Item 3 above and (ii) the transactions set forth below

Name of Person	Transaction Date	Number of Shares	Sale, Purchase or Exercise Price per Share (If Applicable)	Nature of Transaction
Theodore R. Schroeder	2/10/2014	400,000	$0.00	Restricted Stock Units granted by the Company pursuant to Company Stock Plans[1]
Hazel M. Aker	2/10/2014	120,000	$0.00	Restricted Stock Units granted by the Company pursuant to Company Stock Plans[1]
Scott A. Byrd	2/10/2014	100,000	$0.00	Restricted Stock Units granted by the Company pursuant to Company Stock Plans[1]
William R. LaRue	2/10/2014	100,000	$0.00	Restricted Stock Units granted by the Company pursuant to Company Stock Plans[1]
Malcolm Lloyd-Smith	2/10/2014	75,000	$0.00	Restricted Stock Units granted by the Company pursuant to Company Stock Plans[1]
DP Associate VII L.P.	2/12/2014	23,317	$7.84	Shares acquired pursuant to net exercise of warrants
DP Associate VII L.P.	2/12/2014	13,058	$14.00	Sale effected pursuant to net exercise provision of warrants
Domain Partners VII L.P.	2/12/2014	1,367,020	$7.84	Shares acquired pursuant to net exercise of warrants
Domain Partners VII L.P.	2/12/2014	765,532	$14.00	Sale effected pursuant to net exercise provision of warrants
Versant Side Fund IV L.P.	2/12/2014	4,352	$7.84	Shares acquired pursuant to net exercise of warrants
Versant Side Fund IV L.P.	2/12/2014	1,914	$14.00	Sale effected pursuant to net exercise provision of warrants
Versant Venture Capital IV L.P.	2/12/2014	690,816	$7.84	Shares acquired pursuant to net exercise of warrants
Versant Venture Capital IV L.P.	2/12/2014	303,959	$14.00	Sale effected pursuant to net exercise provision of warrants
Frazier Healthcare VI L.P.	2/12/2014	1,564,129	$7.84	Shares acquired pursuant to net exercise of warrants
Frazier Healthcare VI L.P.	2/12/2014	688,216	$14.00	Sale effected pursuant to net exercise provision of warrants
Frazier Healthcare V L.P.	2/12/2014	173,792	$7.84	Shares acquired pursuant to net exercise of warrants
Frazier Healthcare V L.P.	2/12/2014	76,468	$14.00	Sale effected pursuant to net exercise provision of warrants

(1)	See Item 3 above under “Arrangements with Current Executive Officers and Directors of the Company—Merger Agreement—Effect of the Merger on Stock Awards—Restricted Stock Units” where the Restricted Stock Units are described.

Item 7. Purposes of the Transaction and Plans or Proposals.

Except as indicated in this Schedule 14D-9, (a) the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (i) a tender offer for or other acquisition of the Company’s securities by the Company, any of its subsidiaries, or any other person; (ii) any extraordinary transaction such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rates or policy, or indebtedness or capitalization of the Company, and (b) there are no transactions, board resolutions or agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in clause (a) of this paragraph.

Item 8. Additional Information.

The information set forth under “Item 3. Past Contacts, Transactions, Negotiations and Agreements” is incorporated herein by reference, including, without limitation, the table under the heading “Named Executive Officer Golden Parachute Compensation.”

Stockholder Approval Not Required.

Neither Parent nor Purchaser is, nor at any time for the past three years has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the acquired corporation that would otherwise be required to approve a merger for the acquired corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the acquired corporation. Accordingly, if Purchaser consummates the Offer, the Merger Agreement contemplates that the parties will effect the closing of the Merger without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL. If the Merger is effected, (i) Company stockholders who do not tender their Shares in the Offer will be entitled to appraisal rights under Delaware law, provided that the relevant requirements under the DGCL have been satisfied, and (ii) Company stockholders who do not validly exercise appraisal rights under Delaware law will receive the same cash consideration for their Shares as was payable in the Offer following the consummation of the Merger.

Appraisal Rights.

Holders of Shares will not have appraisal rights in connection with the Offer. However, if Purchaser purchases Shares in the Offer, and the Merger is consummated, holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer, (ii) comply with the applicable statutory procedures under Section 262 of the DGCL, and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of such Merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any, for their Shares.

The following discussion summarizes appraisal rights of stockholders under the DGCL in connection with the Merger assuming that the Merger is consummated pursuant to Section 251(h) of the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex III. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. Stockholders should carefully review the full text of Section 262 of the DGCL as well as the information discussed below.

Under the DGCL, if the Merger is completed, holders of Shares immediately prior to the Effective Time and who (i) did not tender their Shares in the Offer; (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court. The “fair value” could be greater than, less than or the same as the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price).

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex III carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL and the Merger is consummated pursuant to Section 251(h) of the DGCL, such stockholder must do all of the following:

•	within the later of the consummation of the Offer and 20 days after the date of mailing of this Schedule 14D-9 (which date of mailing is February 25, 2014), deliver to the Company at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender such stockholder’s Shares in the Offer; and

•	continuously hold of record such Shares from the date on which the written demand for appraisal is made through the Effective Time.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, Parent will cause the Surviving Corporation to deliver an additional notice of the effective date of the Merger to all stockholders of the Company who delivered a written demand to the Company pursuant to the first bullet above within 10 days of the closing of the Merger, as required by Section 262(d)(2) of the DGCL. However, only stockholders who have provided notice in accordance with the first bullet above will receive such notice of the effective date. If the Merger is consummated pursuant to Section 251(h) of the DGCL, a failure to deliver a written demand for appraisal in accordance with the time periods specified in the first bullet above (or to take any of the other steps specified in the above bullets) will be deemed to be a waiver or a termination of your appraisal rights.

Written Demand by the Record Holder

All written demands for appraisal should be addressed to Cadence Pharmaceuticals, Inc., 12481 High Bluff Drive, Suite 200, San Diego, California 92130, attention: Corporate Secretary. The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder’s name appears on the certificate(s) for the Shares owned by such holder. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

Filing a Petition for Appraisal

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer and demanded appraisal. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to and has no present intention to file a petition and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the surviving corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.

Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

After notice to the stockholders as required by the Delaware Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder.

Determination of Fair Value

After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment.

In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price) and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although the Company believes that the Offer Price is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price). Neither Parent nor the Company anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and they reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price).

Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder upon the surrender to the Surviving Corporation of such stockholder’s certificates. The Court of Chancery’s decree may be enforced as other decrees in such Court may be enforced.

If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Court of Chancery deems equitable. Upon application of a stockholder, the Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Shares entitled to appraisal. In the absence of such determination or assessment, each party bears its own expenses.

Any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his or her Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.

If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the consideration payable in connection with the Merger. A stockholder will fail to perfect, or effectively lose, the stockholder’s right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time. In addition, as indicated above, a stockholder may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the consideration payable in connection with the Merger by delivering to the Surviving Corporation a written withdrawal of such stockholder’s demand for appraisal and acceptance of the merger either within 60 days after the effective date of the Merger or thereafter with the written approval of the Surviving Corporation. Notwithstanding the foregoing, no appraisal proceeding in the Delaware Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however, that the limitation set forth in this sentence shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the Merger within 60 days after the effective date of the Merger.

If you wish to exercise your appraisal rights, you must not tender your Shares in the Offer and must strictly comply with the procedures set forth in Section 262 of the DGCL. If you fail to take any required step in connection with the exercise of appraisal rights, it will result in the termination or waiver of your appraisal rights.

The foregoing summary of the rights of the Company’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of the Company desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex III to this Schedule 14D-9.

Anti-Takeover Statutes.

As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 restricts an “interested stockholder” (including a person who has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares); or (iii) following the transaction in which such person became an interested stockholder, the business combination is (A) approved by the board of directors of the corporation and (B) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Company Board has approved the Merger Agreement and the Tender and Support Agreement and the transactions contemplated thereby, as described in this Schedule 14D-9 and, therefore, the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated under the Merger Agreement and the Tender and Support Agreement.

Many other states also have adopted laws and regulations applicable to attempts to acquire securities of corporations that are incorporated or have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in such states. In the event it is asserted that any such provisions apply to the Offer or the Merger, the Company may be required to take certain actions with respect to such provisions.

Regulatory Approvals.

Under the HSR Act and the rules promulgated thereunder, certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (“FTC”) in Notification and Report Forms provided by the acquiring and acquired persons, and certain waiting period requirements have been satisfied. The initial waiting period for a cash tender offer is 15 days, but this period may be shortened if the reviewing agency grants “early termination,” or (i) it may be restarted if the acquiring person voluntarily withdraws and re-files its Notification and Report Form, or (ii) it may be extended if the reviewing agency issues a request for additional information and documentary material, in which case the waiting period expires 10 days after the date when the acquiring person has substantially complied with such request. The purchase of Shares pursuant to the Offer is subject to such requirements. The Company and Parent each filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer on February 18, 2014, and the required waiting period with respect to the Offer will expire at 11:59 P.M., New York City time, on March 5, 2014, unless earlier terminated by the FTC and the Antitrust Division or extended by a request for additional information and documentary material prior to that time. The Antitrust Division and the FTC assess the legality under the antitrust laws of transactions such as the acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Parent and/or the Company. Private parties and individual States of the United States may also bring legal actions under the antitrust laws of the United States. The Company does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.

The Company is not aware of any other filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency other than the forgoing filings under the HSR Act that would be required for Parent’s or Purchaser’s acquisition or ownership of the Shares.

Annual and Quarterly Reports.

For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2012 and the Company’s Quarterly Reports on Form 10-Q for the quarters ended September 30, 2013, June 30, 2013 and March 31, 2013 filed with the SEC.

Certain Litigation.

Following the announcement of the execution of the Merger Agreement, eight purported stockholder class actions were filed challenging the transaction. Six of the actions were filed in the Court of Chancery of the State of Delaware (the “Delaware Actions”): Wolfson v. Cadence Pharmaceuticals, Inc., et al., No. 9341 (filed February 12, 2014); Goode v. Garner, et al., No. 9361 (filed February 18, 2014); Bushansky v. Cadence Pharmaceuticals Inc., et al., No. 9365 (filed February 19, 2014); Bokol v. Cadence Pharmaceuticals Inc., et al., No. 9367 (filed February 19, 2014); Elvir v. Cadence Pharmaceuticals Inc., et al., No. 9370 (filed February 19, 2014); and Nguyen v. Cadence Pharmaceuticals, Inc., et al., No. 9376 (filed February 21, 2014). Two additional actions were filed in the Superior Court of the State of California, San Diego County (the “California Actions”): Denny v. Cadence Pharmaceuticals, Inc., et al., No. 37-2014-00002579-CU-BT-CTL (filed February 13, 2014) and Militello v. Cadence Pharmaceuticals, Inc., et al., No. 37-00003634-CU-BT-CTL (filed February 20, 2014).

The complaints allege that the members of the Company Board breached their fiduciary duties to the Company’s stockholders in connection with the proposed transaction, and that the Merger Agreement involves an unfair price, an inadequate sales process, and unreasonable deal protection devices that purportedly preclude competing offers. All of the complaints other than Bushansky further allege that the Purchaser and/or Parent and/or the Company aided and abetted the purported breaches of fiduciary duty. The lawsuits seek injunctive relief, including enjoining or rescinding the Merger, and an award of other unspecified attorneys’ and other fees and costs, in addition to other relief.

The outcome of these matters cannot be predicted with any certainty. An adverse judgment for monetary damages could have a material adverse effect on the operations and liquidity of the Company. A preliminary injunction could delay or jeopardize the completion of the Offer or the Merger, and an adverse judgment granting permanent injunctive relief could indefinitely enjoin completion of the Offer or the Merger. The Company believes that these actions have no merit and intends to defend vigorously against them.

Cautionary Note Regarding Forward-Looking Statements.

The statements included in this Schedule 14D-9 that are not a description of historical facts are forward-looking statements. Words or phrases such as “believe,” “may,” “could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “seek,” “plan,” “expect,” “should,” “would” or similar expressions are intended to identify forward-looking statements. These forward-looking statements include without limitation: statements regarding the planned completion of the Offer and the Merger; statements regarding the anticipated timing of filings and approvals relating to the Offer and the Merger; statements regarding the expected timing of the completion of the Offer and the Merger; statements regarding the ability to complete the Offer and the Merger considering the various closing conditions; and projected financial information. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the Offer and the Merger; uncertainties as to the percentage of the Company stockholders tendering their shares in the Offer; the possibility that competing offers will be made; the possibility that various closing conditions for the Offer or the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Merger; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, collaborators, vendors and other business partners; the risk that stockholder litigation in connection with the Offer or the Merger may result in significant costs of defense, indemnification and liability; and risks and uncertainties pertaining to the business of the Company, including the risks and uncertainties detailed in the Company’s public periodic filings with the SEC. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. All forward-looking statements are qualified in their entirety by this cautionary statement and the Company undertakes no obligation to revise or update this report to reflect events or circumstances after the date hereof, except as required by law.

Item 9. Exhibits

Exhibit Number	Description

(a)(1)	Offer to Purchase, dated February 19, 2014 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO filed on February 19, 2014 by Parent and Purchaser (the “Schedule TO”)).

(a)(2)	Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(3)*	Opinion of Lazard Frères & Co. LLC, dated February 10, 2014 (included as Annex I to this Schedule 14D-9).

(a)(4)*	Opinion of Centerview Partners LLC, dated February 10, 2014 (included as Annex II to this Schedule 14D-9).

(a)(5)	Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(6)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(7)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(8)	Joint Press Release issued by the Company and Parent, dated February 11, 2014 (incorporated herein by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed with the SEC on February 11, 2014).

(a)(9)	Summary Advertisement, published February 19, 2014 in The New York Times (incorporated herein by reference to Exhibit (a)(1)(J) to the Schedule TO).

(a)(10)*	Letter to Stockholders of the Company, dated February 25, 2014, from Theodore R. Schroeder, President and Chief Executive Officer of the Company.

(e)(1)	Agreement and Plan of Merger, dated as of February 10, 2014, among Parent, Purchaser and the Company (incorporated herein by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on February 11, 2014).

(e)(2)	Tender and Support Agreement, dated as of February 10, 2014, by and among Parent, Purchaser and certain officers, directors and stockholders of the Company (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on February 11, 2014).

(e)(3)	2004 Equity Incentive Award Plan and forms of Option Agreements thereunder (incorporated herein by reference to Exhibit 10.3 to the Company’s Registration Statement on Form S-8 (File No. 333-138226) as filed with the SEC on October 26, 2006).

Exhibit Number	Description

(e)(4)	2010 Amendment and Restatement of the 2006 Equity Incentive Award Plan (incorporated herein by reference to Exhibit 10.5 to the Company’s Registration Statement on Form S-8 (File No. 333-171396) as filed with the SEC on December 23, 2010).

(e)(5)	Forms of Option and Restricted Stock Agreements under the 2006 Equity Incentive Award Plan (incorporated herein by reference to Exhibit 10.5 to the Company’s Registration Statement on Form S-8 (File No. 333-138226) as filed with the SEC on October 26, 2006).

(e)(6)	Form of Deferral Restricted Stock Unit Agreement under the 2006 Equity Incentive Award Plan (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-33103) as filed with the SEC on September 2, 2009).

(e)(7)	Form of Non-Deferral Restricted Stock Unit Agreement under the 2006 Equity Incentive Award Plan (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K (File No. 001-33103) as filed with the SEC on September 2, 2009).

(e)(8)*	Form of Executive Restricted Stock Unit Agreement under the 2006 Equity Incentive Award Plan evidencing awards granted on February 10, 2014.

(e)(9)	Form of Second Amended and Restated Employment Agreement (incorporated herein by reference to Exhibit 10.31 to the Company’s Annual Report on Form 10-K (File No. 001-33103) for the year ended December 31, 2008 as filed with the SEC on March 16, 2009).

(e)(10)	Employment Agreement between the Company and Scott A. Byrd (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-33103) as filed with the SEC on June 22, 2009).

(e)(11)*	Second Amended and Restated Employment Agreement between the Company and Theodore R. Schroeder.

(e)(12)*	Second Amended and Restated Employment Agreement between the Company and William R. LaRue.

(e)(13)*	Amended and Restated Employment Agreement between the Company and Malcolm Lloyd-Smith.

(e)(14)*	Second Amended and Restated Employment Agreement between the Company and Hazel M. Aker.

(e)(15)	Form of Indemnification Agreement between the Company and each of its directors and officers (incorporated herein by reference to Exhibit 10.1 to Amendment No. 1 of the Company’s Registration Statement on Form S-1 filed with the SEC on August 30, 2006).

*	Filed herewith

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Cadence Pharmaceuticals, Inc.

By:	/S/ THEODORE R. SCHROEDER
Name: Theodore R. Schroeder
Title: President and Chief Executive Officer

Dated: February 25, 2014

ANNEX I

February 10, 2014

The Board of Directors

Cadence Pharmaceuticals, Inc.

12481 High Bluff Drive, Suite 200

San Diego, CA 92130

Dear Members of the Board:

We understand that Cadence Pharmaceuticals, Inc., a Delaware corporation (“Company”), Mallinckrodt plc, an Irish public company (“Parent”), and Madison Merger Sub, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Parent (“Merger Sub”), propose to enter into an Agreement and Plan of Merger (the “Agreement”), dated the date hereof, pursuant to which Parent will acquire Company (the “Transaction”). Pursuant to the Agreement, (i) Merger Sub will commence a tender offer (the “Offer”) to purchase all of the outstanding shares of the common stock, par value $0.0001 per share, of Company (“Company Common Stock”) at a price of $14.00 per share in cash (the “Consideration”) and (ii) following the consummation of the Offer, Merger Sub will merge with and into Company and each then outstanding share of Company Common Stock, other than shares of Company Common Stock held by holders who are entitled to and properly demand an appraisal of their shares of Company Common Stock, owned by Parent, Merger Sub or any Subsidiary (as defined in the Agreement) of Parent or held in the treasury of Company (such holders, together with any holders of Company Common Stock who are affiliates of Parent or Merger Sub, collectively, “Excluded Holders”), will be converted into the right to receive the Consideration. The terms and conditions of the Transaction are more fully set forth in the Agreement.

You have requested our opinion as of the date hereof as to the fairness, from a financial point of view, to holders of Company Common Stock (other than Excluded Holders) of the Consideration to be paid to such holders in the Transaction.

In connection with this opinion, we have:

(i)	Reviewed the financial terms and conditions of the Agreement;

(ii)	Reviewed certain publicly available historical business and financial information relating to Company;

(iii)	Reviewed various financial forecasts and other data provided to us by Company relating to the business of Company, including forecasts that have been identified to us as the “Management Operating Plan”;

(iv)	Held discussions with members of the senior management of Company with respect to the business and prospects of Company;

(v)	Reviewed public information with respect to certain other companies in lines of business we believe to be generally relevant in evaluating the business of Company;

(vi)	Reviewed the financial terms of certain business combinations involving companies in lines of business we believe to be generally relevant in evaluating the business of Company;

(vii)	Reviewed historical stock prices and trading volumes of Company Common Stock; and

(viii)	Conducted such other financial studies, analyses and investigations as we deemed appropriate.

We have assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. We have not conducted any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of Company or concerning the solvency or fair value of Company, and we have not been furnished with any such valuation or appraisal. Management of Company has advised us, and we have assumed with the consent of Company, that the “Management Operating Plan” has been reasonably prepared on bases reflecting the best currently available estimates and judgments as to the future financial performance of Company and, accordingly, we have used such case for purposes of our analysis in connection herewith. We assume no responsibility for and express no view as to any such forecasts or the assumptions on which they are based.

Further, our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof. We do not express any opinion as to the price at which shares of Company Common Stock may trade at any time subsequent to the announcement of the Transaction. In connection with our engagement, we were not authorized to, and we did not, solicit indications of interest from third parties regarding a potential transaction with Company. In addition, our opinion does not address the relative merits of the Transaction as compared to any other transaction or business strategy in which Company might engage or the merits of the underlying decision by Company to engage in the Transaction.

In rendering our opinion, we have assumed, with the consent of Company, that the Transaction will be consummated on the terms described in the Agreement, without any waiver or modification of any material terms or conditions. We also have assumed, with the consent of Company, that obtaining the necessary governmental, regulatory or third party approvals and consents for the Transaction will not have an adverse effect on Company or the Transaction. We do not express any opinion as to any tax or other consequences that might result from the Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that Company obtained such advice as it deemed necessary from qualified professionals. We express no view or opinion as to any terms or other aspects (other than the Consideration to the extent expressly specified herein) of the Transaction, including, without limitation, the form or structure of the Transaction or any agreements or arrangements entered into in connection with, or contemplated by, the Transaction (including without limitation the tender and support agreements entered into between Parent and certain holders of Company Common Stock). In addition, we express no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the Transaction, or class of such persons, relative to the Consideration or otherwise.

Lazard Frères & Co. LLC (“Lazard”) is acting as financial advisor to Company in connection with the Transaction and will receive a fee for such services, a portion of which is payable upon the rendering of this opinion and a substantial portion of which is contingent upon the closing of the Transaction. We in the past have provided certain investment banking services to Company and may in the future provide certain investment banking services to Parent for which we may receive compensation. In addition, in the ordinary course, Lazard, LFCM Holdings LLC (an entity indirectly owned in large part by current and former managing directors of Lazard) and their respective affiliates and employees may trade securities of Company, Parent, and certain of their respective affiliates for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities, and may also trade and hold securities on behalf of Company, Parent and certain of their respective affiliates. The issuance of this opinion was approved by the Opinion Committee of Lazard.

Our engagement and the opinion expressed herein are for the benefit of the Board of Directors of Company (in its capacity as such) and our opinion is rendered to the Board of Directors of Company in connection with its evaluation of the Transaction. Our opinion is not intended to and does not constitute a recommendation to any stockholder as to whether such stockholder should tender shares of Company Common Stock in the Offer or how such stockholder should vote or act with respect to the Transaction or any matter relating thereto.

Based on and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be paid to holders of Company Common Stock (other than Excluded Holders) in the Transaction is fair, from a financial point of view, to such holders of Company Common Stock (other than Excluded Holders).

Very truly yours,

LAZARD FRERES & CO. LLC

By	/s/ Jason Bernhard
Jason Bernhard
Managing Director

By	/s/ Stephen Sands
Stephen Sands
Managing Director

ANNEX II

Centerview Partners LLC

31 West 52nd Street

New York, NY 10019

February 10, 2014

The Board of Directors

Cadence Pharmaceuticals, Inc.

12481 High Bluff Drive, Suite 200

San Diego, CA 92130

The Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”) (other than Excluded Shares, as defined below), of Cadence Pharmaceuticals, Inc., a Delaware corporation (the “Company”), of the Consideration (defined below) proposed to be paid to such holders pursuant to an Agreement and Plan of Merger (the “Agreement”), dated as of the date hereof, proposed to be entered into among Mallinckrodt plc, an Irish public company (“Parent”), Madison Merger Sub, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Parent (“Merger Sub”), and the Company. The Agreement provides (i) for Merger Sub to commence a tender offer to purchase all of the Shares (the “Tender Offer”) for total per Share consideration of $14.00 in cash, without interest, payable upon consummation of the Tender Offer (the “Consideration”) and (ii) that, following completion of the Tender Offer, Merger Sub will be merged with and into the Company (the “Merger” and, collectively with the Tender Offer and the other transactions contemplated by the Agreement, the “Transaction”), as a result of which the Company will become an indirect wholly owned subsidiary of Parent and each issued and outstanding Share immediately prior to the effective time of the Merger (other than Dissenting Shares (as defined in the Agreement), Shares owned by Parent, Merger Sub or any Subsidiary (as defined in the Agreement) of Parent, or Shares held in the treasury of the Company (together with any Shares held by any affiliate of Parent or Merger Sub, “Excluded Shares”)) will be converted into the right to receive the Consideration. The terms and conditions of the Transaction are more fully set forth in the Agreement.

We have acted as financial advisor to the Board of Directors of the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We will receive a fee for our services in connection with the Transaction, a portion of which is payable upon the rendering of this opinion and a substantial portion of which is contingent upon the consummation of the Transaction. In addition, the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.

We are a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, we have not provided any investment banking or other services to the Company. In the past two years, we have not provided any investment banking or other services to Parent or Merger Sub. We may provide investment banking and other services to or with respect to the Company or Parent or their respective affiliates or portfolio companies of such affiliates in the future, for which we may receive compensation. Certain (i) of our and our affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of our affiliates or related investment funds, and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and/or other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Parent, or any of their respective affiliates, or any other party that may be involved in the Transaction.

In connection with this opinion, we have reviewed, among other things: (i) the Agreement; (ii) Annual Reports on Form 10-K of the Company for the years ended December 31, 2012, December 31, 2011 and

December 31, 2010; (iii) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; (iv) certain publicly available research analyst reports for the Company; (v) certain other communications from the Company to its stockholders; and (vi) certain financial forecasts, analyses, projections and other internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain operating plan financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to us by the Company for purposes of our analysis (the “Operating Plan Forecasts”) (collectively, the “Internal Data”). We have conducted discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data and the strategic rationale for the Transaction. In addition, we reviewed publicly available financial and stock market data, including valuation multiples, for the Company and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that we deemed relevant. We also compared certain of the proposed financial terms of the Transaction with the financial terms, to the extent publicly available, of certain other transactions that we deemed relevant and conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. At your direction we have utilized the Operating Plan Forecasts for purposes of our analysis and this opinion. In that regard, we have assumed, at your direction, that the Internal Data (including, without limitation, the Operating Plan Forecasts) has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and we have relied, at your direction, on the Internal Data for purposes of our analysis and this opinion. We express no view or opinion as to the Internal Data or the assumptions on which it is based. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. We have also assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Agreement, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to our analysis or this opinion. We have not evaluated and do not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.

We express no view as to, and our opinion does not address, the Company’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. We were not authorized to, and we did not, solicit indications of interest from third parties regarding a potential transaction with the Company. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of the Shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Agreement or the Transaction, including, without limitation, the structure or form of the Transaction or any tender and voting or any other agreements or arrangements contemplated by the Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transaction, whether relative to the Consideration to be paid to the holders of the Shares (other than Excluded Shares) pursuant to the Agreement or otherwise. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. Our opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Tender Offer, or to any stockholder of the Company or any other person as to how such stockholder or other person should vote (if applicable) with respect to the Merger or otherwise act with respect to the Transaction or any other matter.

Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The Company may reproduce this written opinion in full in any proxy statement, solicitation/recommendation statement or other filing required to be made by the Company with the Securities and Exchange Commission in connection with the Transaction, and in materials required to be delivered to stockholders of the Company which are part of such filings. The issuance of this opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion, as of the date hereof, that the Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Centerview Partners LLC

CENTERVIEW PARTNERS LLC

ANNEX III

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW—RIGHTS OF APPRAISAL

Appraisal Rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation”, and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation”.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.